      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 7, 2002


                                                      REGISTRATION NO. 333-61566
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ---------------------

                       POST EFFECTIVE AMENDMENT NO. 1 TO
                                   FORM SB-2
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933

                             ---------------------

                       METROPOLITAN HEALTH NETWORKS, INC.
                 (Name of Small Business Issuer in Its Charter)

                FLORIDA                                    8011                                  65-0635748
    (State or Other Jurisdiction of            (Primary Standard Industrial                   (I.R.S. Employer
     Incorporation or Organization)               Classification Number)                    Identification No.)

                    500 AUSTRALIAN AVENUE SOUTH, SUITE 1000
                           WEST PALM BEACH, FL 33401
                                 (561) 805-8500
         (Address and Telephone Number of Principal Executive Offices)

                             ---------------------

                  FRED STERNBERG, CHAIRMAN, PRESIDENT AND CEO
                    500 AUSTRALIAN AVENUE SOUTH, SUITE 1000
                           WEST PALM BEACH, FL 33401
                                 (561) 805-8500
           (Name, Address and Telephone Number of Agent For Service)

                             ---------------------

                        COPIES OF ALL COMMUNICATIONS TO:

                            JOEL D. MAYERSOHN, ESQ.
                              ATLAS PEARLMAN, P.A.
                    350 EAST LAS OLAS BOULEVARD, SUITE 1700
                           FORT LAUDERDALE, FL 33301
                           TELEPHONE: (954) 763-1200
                          FACSIMILE NO. (954) 766-7800

                             ---------------------

   APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
   We hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until we file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting under Section 8(a), may determine.
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ---------------------

   Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS


                       METROPOLITAN HEALTH NETWORKS, INC.

                        8,547,498 SHARES OF COMMON STOCK

     This prospectus covers the 8,547,498 shares of common stock of Metropolitan Health Networks, Inc. being offered for resale by certain selling security holders.


     Our common stock is traded on the OTCBB under the trading symbol "MDPA". On May 3, 2002, the closing price for our common stock was $0.60.


                             ---------------------

     THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------


                                  May 7, 2002

                               PROSPECTUS SUMMARY

     This summary contains what we believe is the most important information about us and the offering. You should read the entire document for a complete understanding of our business and the transactions we are involved in. The purchase of the securities offered by this prospectus involves a high degree of risk. Risk factors include the lack of revenues and history of loss, and the need for additional capital. See the "Risk Factors" section of this prospectus for additional risk factors.

                                  THE COMPANY

BUSINESS DESCRIPTION

     We have agreements with HMOs to manage the financial risk for managed care organizations in South and Central Florida and are responsible for providing healthcare services to approximately 48,000 patients. We provide our services through a network of primary care physicians, specialists, hospitals and ancillary facilities. These providers have contracted to provide services to our patients agreeing to certain fee schedules and care requirements.

     We have developed management expertise in the fields of:

     - Quality management -- a review of overall patient care by physicians by reviewing referrals measured against standard industry guidelines, which provide the basis to determine that patient care meets the highest standards of medical care.

     - Utilization management -- a daily review of the physicians care and services through statistical data created by patient visits, referrals, hospital admissions and nursing home information that enables us to monitor effective medical care. The methods used also provide disease management for the benefit of the high-risk patients.

     - Claims adjudication and payment to physicians and hospitals.

     Under our model, the physicians maintain their independence but are aligned with a professional staff to assist in providing cost effective medicine. Each primary care physician provides direct patient services as a primary care doctor including referrals to specialists, hospital admissions and referrals to diagnostic services.

     We believe our expertise allows us to provide a service and manage the risk that health insurance companies cannot provide on an efficient and economic level. Health insurance companies are typically structured as marketing entities to sell their products on a broad scale. Due to mounting pressures from the industry, managed care organizations have altered their strategy, returning to the traditional model of selling insurance and transferring the risk to a provider service network. Under such arrangements, managed care organizations receive premiums from the government Healthcare Financing Administration (HCFA) and commercial groups and pass a significant percentage of the premium on to a third party such as us, to provide covered benefits to patients, including pharmacy and other enhanced services. After all medical expenses are paid, any surplus or deficit remains with the provider service network. When managed properly, accepting this risk can create significant surpluses.

     We also use the Internet to help process referral claims between network primary care physicians and specialists. This process helps reduce the paperwork in the physician's office as well as provide a more efficient method for the patient in our network. Our utilization management team communicates with the physicians on a daily basis to provide overall management of the patient.

     Our executive offices are located at 500 Australian Avenue South, Suite 1000, West Palm Beach, Florida 33401, and our telephone number is (561) 805-8500.

     References throughout this prospectus to "we", "us" and "our" are to Metropolitan Health Networks, Inc. and its subsidiaries.

                                  THE OFFERING

SELLING SHAREHOLDERS

     On March 30, 2001, we entered into a common stock purchase agreement with Copira Investments Inc., a British Virgin Islands corporation.

     We are registering 470,000 shares of common stock underlying the warrants that we granted to Copira and 470,000 shares of common stock underlying the warrants that we granted GKN Securities Corp. in connection with the common stock purchase agreement. Warrants to purchase 188,000 shares were assigned to five employees of GKN Securities. We are also registering for resale 1,915,945 shares to be issued upon exercise of various warrants, options and convertible notes. We are registering an additional 5,691,553 outstanding shares held by various shareholders. These shares may be offered for sale from time to time by means of this prospectus by or for the accounts of Copira, GKN Securities, the other warrant holders, note holders, option holders and shareholders.


     On May 3, 2002, the closing price for our common stock on the OTCBB was $0.60.



     This prospectus covers up to 8,547,498 shares of our common stock which may be sold by the selling stockholders identified in this prospectus. The number of shares subject to this prospectus represents 26.64% of our issued and outstanding common stock as of December 31, 2001.


SUMMARY FINANCIAL DATA

     The following summary of our financial information has been derived from our audited financial statements that are included in this prospectus.

RESULTS OF OPERATION


                                                          YEAR ENDED          YEAR ENDED
                                                       DECEMBER 31, 2001   DECEMBER 31, 2000
                                                       -----------------   -----------------
Revenues.............................................    $131,530,583        $119,129,854
Operating Expenses...................................     129,264,993         117,461,591
                                                         ------------        ------------
Net Income...........................................       1,008,754           4,928,569
Net earnings Per Share
  (basic)............................................            0.04                0.28
  (diluted)..........................................            0.04                0.24
                                                         ------------        ------------


BALANCE SHEET DATA


                                                           DECEMBER 31,     DECEMBER 31,
                                                               2001             2000
                                                           ------------   -----------------
Working Capital (Deficit)................................  $ 5,109,340       $  (528,364)
Total Assets.............................................   19,362,675        11,765,252
Total Liabilities........................................   10,683,441        10,924,619
Shareholder's Equity.....................................    8,679,234           840,633

                                  RISK FACTORS

     Prospective investors should carefully consider, along with other matters referred to herein, the following risk factors.

FAILURE TO MANAGE OUR GROWTH EFFECTIVELY COULD HARM OUR BUSINESS AND RESULTS OF OPERATION.

     We have experienced rapid growth in our business. This growth may impair our ability to provide our services efficiently and to manage our employees adequately. Our strategy is to focus on growth within geographic parameters, identifying regions throughout Florida. We are taking steps to manage our growth and to date have not experienced any persistent difficulties in managing our growth. Future results of operations could be materially adversely affected if we are unable to manage our growth effectively.

WE HAVE ONLY RECENTLY ACHIEVED PROFITABILITY AND WE MAY NOT BE ABLE TO SUSTAIN PROFITABILITY.

     We have achieved increased levels of revenues for the year ended December 31, 2001, and though this was our second profitable year, up to this date we have operated with negative cash flows. For the year ended December 31, 2001, we incurred a profit of $1,008,754. For the year ended December 31, 2000, we incurred a profit of $4,928,569 of which $3,448,258 was a non-recurring gain. Our operating expenses have increased and can be expected to increase in connection with our operational growth and, accordingly, our future profitability may depend on corresponding increases in revenues from operations. Future events, including unanticipated expenses, increased competition or changes in government regulation, could have an adverse affect on our operating margins and results of operations. As a result, we may experience liquidity and cash flow problems in the future, and may require additional financing. There can be no assurance that our rate of revenue growth will continue in the future, that our future operations will be profitable, or that we will be able to obtain additional financing, if an when necessary, on terms acceptable to us.

OUR QUARTERLY RESULTS WILL LIKELY FLUCTUATE, WHICH COULD CAUSE THE VALUE OF OUR COMMON STOCK TO DECLINE.

     We are subject to quarterly variations in our medical expenses due to fluctuations in patient utilization. We have significant fixed operating costs and, as a result, are highly dependent on patient utilization to sustain profitability. Our results of operations for any quarter are not necessarily indicative of results of operations for any future period or full year. We experience increased patient population and greater use of medical services in the winter months. As a result, our results of operations may fluctuate significantly from period to period. In addition, there recently has been significant volatility in the market price of securities of health care companies that in many cases we believe has been unrelated to the operating performance of these companies. We believe that certain factors, such as legislative and regulatory developments, quarterly fluctuations in our actual or anticipated results of operations, lower revenues or earnings than those anticipated by securities analysts, and general economic and financial market conditions, could cause the price of our common stock to fluctuate substantially.

THE LOSS OF CERTAIN AGREEMENTS AND THE CAPITATED NATURE OF OUR REVENUES COULD MATERIALLY EFFECT OUR OPERATIONS.

     The majority of our revenues come from agreements with managed care organizations that provide for the receipt of capitated fees. The principal organization that we contract with is Humana. Capitated fees are negotiated fees that stipulate a specific dollar amount or a percentage of total premium collected by an insurer or payor source to cover the partial or complete healthcare services deliveries to a person. We generally enter into agreements which are for one-year terms and subject to annual negotiation of rates, covered benefits and other terms and conditions. These agreements may be terminated on short notice or not renewed on terms favorable to us and our affiliated providers. We may not be successful in obtaining additional HMO agreements or in increasing the number of HMO enrollees. A decline in enrollees in HMOs could also have a material adverse effect on our profitability.

     Under the HMO agreements we, through our affiliated providers, generally are responsible for the provision of all covered hospital benefits, as well as outpatient benefits, regardless of whether the affiliated providers directly provide the healthcare services associated with the covered benefits. To the extent that enrollees require more care than is anticipated, aggregate capitation rates may be insufficient to cover the costs associated with the treatment of enrollees. If revenue is insufficient to cover costs, our operating results could be adversely affected. As a result, our success will depend in large part on the effective management of health care costs. Pricing pressures may have a material adverse effect on our operating results. Changes in health care practices, inflation, new technologies, and numerous other factors affecting the delivery and cost of health care are beyond our control and may adversely affect our operating results.

THE DEVELOPMENT OF MANAGEMENT INFORMATION SYSTEMS MAY INVOLVE SIGNIFICANT TIME AND EXPENSE.

     Our management information systems are important components of the business and are becoming a more significant factor in our ability to remain competitive. We already possess a physician billing and collection system. We are participating in the development of an integrated management information system. To date, we have not experienced any systematic glitch or significant setback related to the functioning of our present management information system or to the development of our new system. The development and implementation of such systems involve the risk of unanticipated delay and expense, which could have an adverse impact on our operations.

EXPOSURE TO PROFESSIONAL LIABILITY AND THE HIGH COST OF LIABILITY INSURANCE COULD ADVERSELY EFFECT OUR FINANCIAL OPERATION.

     In recent years, physicians, hospitals and other providers in the health care industry have become subject to an increasing number of lawsuits alleging medical malpractice and related legal theories. Many of these lawsuits involve large claims and substantial defense costs. We maintain professional liability insurance coverage, on a claims basis, in an amount of $1.0 million per claim and $3.0 million in the aggregate for each physician and errors and omissions coverage of $1.0 million per claim and $3.0 million in the aggregate. Those amounts exceed the requirements as mandated by the state of Florida but which may not be adequate to protect our assets.

THE LOSS OF A SIGNIFICANT CONTRACT WITH HUMANA WOULD MATERIALLY EFFECT OUR OPERATIONS.

     We have one year renewable agreements with Humana to provide healthcare services to members in certain healthcare networks established or managed by Humana. For the twelve months ended December 31, 2001, approximately 96% of our revenue was obtained from these agreements. These agreements may be terminated in the event we participate in activities Humana reasonably believes may adversely effect the health or welfare of any member or other material breach. Failure to maintain these agreements, or successfully develop additional sources of revenue could adversely effect our financial condition.

OUR INDUSTRY IS ALREADY VERY COMPETITIVE; INCREASED COMPETITION COULD ADVERSELY AFFECT OUR REVENUES.

     The health care industry is highly competitive and subject to continual changes in the method in which services are provided and the manner in which health care providers are selected and compensated. Companies in other health care industry segments, some of which have financial and other resources greater than we do, may become competitors in providing similar services. Our principal competitors include Continucare, Florida Health Choice and Primary Care Specialists. Our strength in comparison with our competitors is our knowledge, understanding and experience in managed care risks, particularly with Medicare. We may not be able to continue to compete effectively in this industry. Additional competitors may enter our markets and this competition may have an adverse effect on our revenues.

WE ARE DEPENDENT UPON OUR KEY MANAGEMENT PERSONNEL FOR OUR FUTURE SUCCESS.

     Our success depends to a significant extent on the continued contributions of our key management, including our chairman, president and chief executive officer, Fred Sternberg, and Debra Finnel, our chief operating officer and vice president. We have no insurance policies for our executive officers. The loss of Mr. Sternberg or Ms. Finnel or other key personnel could have a material adverse effect on our financial condition, results of operations and plans for future development. While we have employment contracts with Mr. Sternberg and Ms. Finnel, we compete with other companies for executive talent and there can be no assurance that highly qualified executives would be readily available.

THE HEALTH CARE INDUSTRY IS HIGHLY REGULATED AND OUR FAILURE TO COMPLY WITH LAWS OR REGULATIONS, OR A DETERMINATION THAT IN THE PAST WE HAVE FAILED TO COMPLY WITH LAWS OR REGULATIONS, COULD HAVE AN ADVERSE EFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The health care services that we and our affiliated professionals provide are subject to extensive federal, state and local laws and regulations governing various matters such as the licensing and certification of our facilities and personnel, the conduct of our operations, our billing and coding policies and practices, our policies and practices with regard to patient privacy and confidentiality, and prohibitions on payments for the referral of business and self-referrals. If we fail to comply with these laws, or a determination is made that in the past we have failed to comply with these laws, our financial condition and results of operations could be adversely affected. Changes to health care laws or regulations may restrict our existing operations, limit the expansion of our business or impose additional compliance requirements. These changes, if effected, could have the effect of reducing our opportunities or continued growth and imposing additional compliance costs on us that may not be recoverable through price increases.

     Federal anti-kickback laws and regulations prohibit certain offers, payments or receipts of remuneration in return for referring Medicaid or other government-sponsored health care program patients or patient care opportunities or purchasing, leasing, ordering, arranging for or recommending any service or item for which payment may be made by a government-sponsored health care program. In addition, federal physician self-referral legislation, known as the Stark law, prohibits Medicare or Medicaid payments for certain services furnished by a physician who has a financial relationship with various physician-owned or physician-interested entities. These laws are broadly worded and, in the case of the anti-kickback law, have been broadly interpreted by federal courts, and potentially subject many business arrangements to government investigation and prosecution, which can be costly and time consuming. Violations of these laws are punishable by monetary fines, civil and criminal penalties, exclusion from participation in government-sponsored health care programs and forfeiture of amounts collected in violation of such laws, which could have an adverse effect on our business and results of operations. Florida also has anti-kickback and self-referral laws, imposing substantial penalties for violations.

LIMITATIONS OF OR REDUCTION IN REIMBURSEMENT AMOUNTS OR RATES BY
GOVERNMENT-SPONSORED HEALTHCARE PROGRAMS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     As of December 31, 2001 approximately 95% of our revenues were derived from reimbursements by various government-sponsored health care programs. These government programs, as well as private insurers, have taken and may continue to take steps to control the cost, use and delivery of health care services. The following events could result in an adverse effect on our financial condition and results of operations:

     - reductions in or limitations of reimbursement amounts or rates under programs,

     - reductions in funding of programs,

     - elimination of coverage for certain individuals or treatments under programs, which may be implemented as a result of increasing budgetary and cost containment pressures on the health care industry, or

     - new federal or state legislation reducing funding and reimbursements.

WE HAVE ANTI-TAKEOVER PROVISIONS WHICH MAY MAKE IT DIFFICULT TO REPLACE OR REMOVE OUR CURRENT MANAGEMENT.

     Our Articles of Incorporation authorize the issuance of up to 10,000,000 shares of preferred stock with such rights and preferences as may be determined from time to time by the Board of Directors. Our Board of Directors may, without shareholder approval, issue preferred stock with dividends, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. The ability of our board to issue preferred stock may prevent or frustrate shareholder attempts to replace or remove current management.

DUE TO THE SUBSTANTIAL NUMBER OF OUR SHARES THAT WILL BE ELIGIBLE FOR SALE IN THE NEAR FUTURE, THE MARKET PRICE OF OUR COMMON STOCK COULD FALL AS A RESULT OF SALES OF A LARGE NUMBER OF SHARES OF COMMON STOCK IN THE MARKET, OR THE PRICE COULD REMAIN LOWER BECAUSE OF THE PERCEPTION THAT SUCH SALES MAY OCCUR.


     These factors could also make it more difficult for us to raise funds through future offerings of our common stock. As of May 2, 2002, there were 32,084,649 shares of our common stock outstanding. All of which will be freely tradable without restriction with the exception that approximately 5,500,000 shares, which are owned by certain of our officers, directors, affiliates and third parties, may be sold publicly at any time subject to the volume and other restrictions under Rule 144 of the Securities Act of 1933;


     In addition, as of December 31, 2001, approximately 7,380,400 shares of our common stock were reserved for issuance upon the exercise of warrants and options which have been previously granted.

OUR COMMON STOCK HAS EXPERIENCED IN THE PAST, AND IS EXPECTED TO EXPERIENCE IN THE FUTURE, SIGNIFICANT PRICE AND VOLUME VOLATILITY, WHICH SUBSTANTIALLY INCREASES THE RISK OF LOSS TO PERSONS OWNING COMMON STOCK.

     Because of the limited trading market for our common stock, and because of the possible price volatility, you may not be able to sell your shares of common stock when you desire to do so. The inability to sell your shares in a rapidly declining market may substantially increase your risk of loss because of such illiquidity and because the price for our common stock may suffer greater declines because of its price volatility.

OUR FINANCIAL STATEMENTS HAVE BEEN PREPARED ASSUMING THAT WE WILL CONTINUE AS A GOING CONCERN.

     The auditors' reports on our 2001 and 2000 financial statements state that certain matters "raise substantial doubt about the company's ability to continue as a going concern." We continue to explore the possibility of raising funds through available sources which include equity and debt markets. In the event we are unable to generate sufficient revenues to maintain operations we cannot be certain that the company will be successful at raising the additional funds needed.

                           FORWARD LOOKING STATEMENTS

     The discussion in this Prospectus regarding our business and operations includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1996. Such statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The reader is cautioned that all forward-looking statements are speculative, and there are certain risks and uncertainties that could cause actual events or results to differ from those referred to in such forward-looking statements. This disclosure highlights some of the important risks regarding our business. The risks included should not be assumed to be the only things that could affect future performance. Additional risks and uncertainties include the potential loss of contractual relationships, fluctuations in the volume of procedures performed by our facilities and physicians, changes in the reimbursement rates for those services as well as uncertainty about the ability to collect the appropriate fees for services provided by us.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 2001 on an audited basis. The table should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.


                                                              DECEMBER 31, 2001
                                                              -----------------
Current maturities of long-term debt........................    $    828,788
Long-term debt..............................................         689,812
Shareholders' equity:
Common Stock, $.001 par value, 80,000,000 shares authorized,
  27,479,087 shares issued and outstanding..................          27,479
Preferred Stock, $.001 par value, 10,000,000 shares
  authorized, 5,000 shares issued or outstanding............         500,000
Additional paid-in capital..................................      26,044,905
Accumulated deficit.........................................     (17,575,786)
Other.......................................................        (317,364)
                                                                ------------
          Total shareholders' equity........................    $  8,679,234
                                                                ============

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our shares of common stock are traded on the OTCBB under the symbol "MDPA". Our warrants traded under the symbol "MDPAW" until March 15, 2001, when they expired. The following tables set forth the high and low closing bid prices for the common stock as reported by OTCBB:

COMMON STOCK

PERIOD                                                         HIGH     LOW
------                                                        ------   ------
April 1, 2000 - June 30, 2000...............................   2.750    1.031
July 1, 2000 - September 30, 2000...........................   3.313    1.531
October 1, 2000 - December 31, 2000.........................   2.000    0.750
January 1, 2001 - March 31, 2001............................   1.844    0.875
April 1, 2001 - June 30, 2001...............................   3.340    1.930
July 1, 2001 - September 30, 2001...........................   2.900    1.750
October 1, 2001 - December 31, 2001.........................   2.080    1.030
January 1, 2002 - March 31, 2002............................   1.400    0.670
April 1, 2002 - May 1, 2002.................................   0.830    0.480

     Holders of our common stock are entitled to cash dividends when, as may be declared by the board of directors. We do not intend to pay any dividends in the foreseeable future and investors should not rely on an investment in us if they require dividend income. We intend to retain earnings, if any, to finance the development and expansion of our business. Future dividend policy will be subject to the discretion of our board of directors and will be based upon future earnings, if any, our financial condition, capital requirements, general business conditions and other factors. There can be no assurance that cash dividends of any kind will ever be paid.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares by Copira, GKN Securities, the other warrant holders, option holders, note holders or shareholders. However, we will receive proceeds from any sale of common stock to Copira under the equity line of credit agreement described in this prospectus and upon the exercise of the warrants and options by the warrant and option holders when, and if, they exercise the warrants or options for cash.

     If we exercise any draw downs under the equity line of credit agreement or receive any proceeds from the exercise of other options or warrants, we expect to use substantially all the net proceeds for working capital requirements and acquisitions although we are not obligated to use the proceeds for any specific purpose. As of the date of this prospectus, we have not identified any specific acquisition. We are not obligated to, and may decide not to, exercise any draw downs under the equity line of credit agreement. If we decide not to exercise any draw downs we will not receive any proceeds under the equity line of credit agreement.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
                           AND RESULTS OF OPERATIONS

INTRODUCTION

     We had revenues of $131.5 million for the year ended December 31, 2001, compared to $119.1 million in the prior year. Operating expenses for those same periods were $129.3 million and $117.5 million, respectively. We had net income of $1.0 million for the year ended December 31, 2001 compared to net income of $4.9 million for the year ended December 31, 2000. Excluding nonrecurring gains and losses, net income for the year ended December 31, 2001 was $1.6 million, compared to $908,000 in the prior year, an improvement of 76.9%. In 2001, nonrecurring gains and losses consisted of a write-down of accounts receivable from a closed medical practice of $775,000 and a gain on settlement of litigation of $177,000, and in 2000 consisted of gains on settlement of litigation of $4.0 million.

     During 2001, in an effort to diversify our revenue base and ultimately increase shareholder value, we implemented our pharmacy division (MetcareRx), began the process of filing for our own HMO license and continued the development of our clinical laboratory. In pursuing this expansion and diversification, we incurred losses related to these operations of approximately $2.7 million, including an allocation of corporate overhead. It is expected that these operations, in total, will achieve profitability by the third quarter of 2002.

     Earnings before interest, taxes, depreciation and amortization (EBITDA), exclusive of nonrecurring items, were $3.2 million and $2.3 million for the years ended December 31, 2001 and 2000, respectively an improvement of 39.1%. In addition, we increased our net worth by $7.8 million in 2001 to $8.7 million at December 31, 2001 and increased our working capital by $5.6 million in 2001 to $5.1 million at December 31, 2001.

REVENUES

     Revenues for the year ended December 31, 2001 increased $12.4 million (10.4%) over the prior year from $119.1 million to $131.5 million. PSN revenues, the core of our business, also increased 10.4%, from $114.9 million to $126.9 million, due primarily to the following factors; funding increases from revisions to the Balanced Budget Act of approximating $5.0 million, opening new medical offices in Belle Glade and Boca Raton totaling $5.4 million and increased membership in our Daytona market.

     Revenues for 2001 included approximately $3.1 million from Metcare Rx, which began operations in the Daytona market in June 2001, New York in July 2001, and Maryland in October 2001. Management believes that with the proper capitalization, MetcareRx will eventually account for a significant percentage of our overall revenues as it continues to expand in its existing market and enter other markets. Pharmacy sales to the PSN of approximately $296,000 have been eliminated in consolidation. In addition, revenues for 2001 included $563,000 from its clinical laboratory (Metlabs), as compared to revenues of only $82,000 in the prior year.

     The overall increase in revenues was partially offset by a decrease from the closure of a medical practice, which reported revenues of $1.3 million in 2000, compared to only $345,000 in 2001. Revenues also decreased approximately $970,000 in 2001, due to a reduction in one-time revenue and revenue from discontinued and other non-PSN operations from 2000 to 2001.

EXPENSES

     Operating expenses for the year ended December 31, 2001 increased 10.0% over the prior year, in line with the 10.4% increase in revenue. Direct medical costs, the largest component of expense, represent certain costs associated with providing services of the PSN operation including direct medical payments to physician providers, hospitals and ancillaries on a capitated or fee for service basis. For the year ended December 31, 2001, these costs represented 89.0% of PSN revenue, which is referred to as the Medical Loss Ratio ("MLR"), a significant improvement over the prior year MLR of 95.1%. Overall, despite a 10.4% increase in PSN revenues, direct medical costs in 2001 increased only 3.4%, from $109.2 million to $112.9 million. This improvement is due to our improved utilization efforts and initiatives including our newly implemented hospitalist program, the June start-up of our pharmacy division in the Daytona market and improved terms in our specialty contracts. We expect to continue this trend with the recently announced Oncology and Partners In Quality (PIQ) programs, which are designed to reduce costs while improving patient care.

     Cost of sales for the year ended December 31, 2001 totaled $2.3 million and represents the cost of the pharmaceuticals sold by MetcareRx. The pharmacy division had a gross profit percentage for 2001 of 26%.

     Salaries and benefits for the year increased 82.8% over 2000, from $4.1 million to $7.4 million. A number of new operations were opened in late 2000 and 2001 as we continued to implement our business plan. These new operations accounted for $2.7 million of the $3.3 million increase in payroll related costs. Three of these new operations (Port Orange, Ormond Beach and Everglades), totaling $1.2 million in payroll costs were opened February 2001 and operated as medical centers for our PSN operations. In July 2001, a fourth new medical center was opened in Boca Raton, incurring $172,000 in payroll costs for the year. Metlabs, acquired October 2000, accounted for $320,000 of the increase in payroll expenses while MetcareRx accounted for $959,000 of incremental payroll costs in its Florida, New York and Maryland facilities. We believe we have the necessary management in place in both MetcareRx and Metlabs to support the revenue growth we anticipate in 2002 and beyond. In addition, in late 2000 and early 2001, we recognized the need to reinforce our management team, hiring three new senior managers that represented approximately $432,000 in incremental payroll costs for 2001. Salary increases, increases in medical insurance premiums and a bolstering of our staffing throughout the Company accounted for the balance of the increase, which was partially offset by an $89,000 incremental decrease resulting from the closure of a medical practice.

     Depreciation and amortization for the year ended December 31, 2001 totaled $870,000, an increase of $204,000 over the prior year. Amortization of goodwill accounted for $101,000 of the increase, due to the acquisition of Metlabs and Medical Practices. Depreciation on fixed assets acquired in 2001 accounted for the balance of the increase.

     Bad debt expense decreased $335,000 in 2001 as compared with the prior year. The decrease resulted from the decline in revenues on the closed medical practice as the corresponding bad debt expense for this practice decreased $527,000 from 2000 to 2001. Additional reserves on accounts receivable from discontinued operations account for the net balance.

     Rent and leases for the year ended December 31, 2001 totaled $962,000, a $307,000 (47.0%) increase over the prior year. The aforementioned new operations accounted for a majority ($268,000) of the increase, with the balance resulting from annual increases in rent in our corporate and medical offices.

     Consulting expenses increased $952,000 in 2001, from $323,000 in 2000 to nearly $1.3 million in 2001. Of the increase, $321,000 was incurred in connection with investment banking and advisory services and $111,000 was spent in the development of our HMO, part of our long-term goal to diversify our revenue base. An additional $86,000 was incurred in our Hospitalist and Utilization/Quality Assurance/Management programs, which are designed to lower direct medical costs while improving patient care. Also, as mentioned above, during 2001 we implemented our pharmacy division, opened four new medical practices and expanded our clinical laboratory, which accounted for an additional $213,000 in incremental consulting expenses. Lastly, in conjunction with the cancellation of the Pharmacy Management and Preferred Provider Agreements with a pharmacy consultant, we entered into a one-year software agreement with the consultant, accounting for $175,000 in expense during 2001.

     General and administrative expenses increased from $1.9 million in 2000 to $3.2 million in 2001, an increase of $1.3 million or 71.6%. New locations accounted for approximately $1.5 million in incremental general and administrative expenses, which was partially offset by the savings of $275,000, resulting from the closure of a medical practice and a $171,000 decrease in billing and collection fees from 2000 to 2001 resulting from the renegotiation and eventual cancellation of our contract with an outside billing company. In addition, legal, accounting and other related costs incurred as a result of regulatory filings accounted for $163,000 of the increase while insurance costs increased $89,000 due to an overall increase in premiums and the addition of new medical offices.

     Other income and expenses for the year ended December 31, 2001 included a write down of accounts receivable from a closed medical practice of $775,000 and a gain on settlement of litigation of $177,000 as compared to gains on settlement of litigation recorded in 2000 of approximately $4.0 million. Interest and penalty expense decreased by approximately $121,000 for the year, from $768,000 to $647,000 due to the decrease in the average amount of interest-bearing debt carried by us in 2001 as compared to 2000.

LIQUIDITY AND CAPITAL RESOURCES

     In the year ended December 31, 2001, we had EBITDA of $2.7 million, which was used to fund current operations. In addition, we raised approximately $6.0 million in debt and equity and were able to settle prior obligations at terms favorable to us. As a result, working capital increased by $5.6 million from December 31, 2000 to December 31, 2001 and shareholders' equity improved by $7.8 million. However, we have sustained substantial negative cash flows from operations in 2001 primarily as a result of our diversification of our revenue base, including the pharmacy and clinical laboratory operations. Although we believe we will become cash flow positive from operations in 2002, there can be no assurance that this will occur. In the absence of achieving positive cash flows from operations or obtaining additional debt or equity financing, we may have difficulty meeting current and long-term obligations. The auditor's report on our financial statement states that certain matters raise substantial doubt about our ability to continue as a going concern. To address these concerns, we continue to pursue debt and/or equity financing.

     Subsequent to year-end, we issued 500,000 shares to accredited investors, in connection with private placements, resulting in proceeds of $500,000 that were used for working capital. Additionally, we borrowed $1,700,000 on short-term notes payable of which $1,200,000 is due June 6, 2002 and $500,000 is due June 21, 2002 and $625,000 in long-term notes payable, with varying interest rates ranging from 5% to 24% and beneficial conversion features. Certain notes also provide for issuance of 65,000 warrants in the aggregate and are collateralized by all our assets. The proceeds from these transactions were used for working capital. Such offerings were to accredited investors pursuant to
Section 4(2) of the Securities and Exchange Act of 1934.

     In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon our continued operations which in turn is dependent upon our ability to meet our financial obligations. Management believes that actions presently being taken, as described in the preceding paragraph, provide the opportunity for us to continue as a going concern.

     The primary source of our liquidity is derived from payments from our full-risk contracts with an HMO. In March 2002, two investors, on our behalf, funded $1,000,000 as collateral for a letter of credit in favor of the HMO. The letter of credit was required by our contract with the HMO and enabled us to favorably renegotiate certain terms of the contract. We agreed to purchase the collateral over ten months at an effective rate of 24% per annum.

     At December 31, 2001 we had a recorded liability for unpaid payroll taxes and related interest and penalties of approximately $2.1 million. Effective, April 2001, we negotiated an installment plan with the Internal Revenue Service
(IRS) whereby we will make monthly installments ranging from $50,000 to $100,000 until the liability is retired (see Audited Financials).

                                    BUSINESS

DESCRIPTION OF BUSINESS

  INTRODUCTION

     Metropolitan Health Networks, Inc. (the "Company," "Metcare," "we," or "us") was incorporated in the State of Florida in January 1996. In 2000, we implemented our new strategic plan, operating as a Provider Service Network
(PSN), specializing in managed care risk contracting. Our ability to control our Network has produced favorable medical loss ratios, allowing us to successfully tap into the trillion dollar healthcare market. Through its Network, we provide care to over 25,000 Medicare+Choice patients, 7,000 commercial HMO patients and approximately 13,000 fee-for-service patients aligned with various health plans.

     The primary focus of the PSN division in 2001 was establishing the network and infrastructure along with creating the application necessary to become a Health Maintenance Organization. Many opportunities have been augmented by current legislation and a political environment that has demonstrated support for the Medicare+Choice program. An example of this support is the current additional funding that has been proposed to begin in 2003, along with bonuses for health plans that are willing to establish a presence in underserved markets. Metcare's business plan is modeled to take full advantage of the new direction of the Medicare+Choice program with the initial underserved market of the Treasure Coast of Florida (Martin, St. Lucie and Okeechobee Counties).

     Responding to rapid increases in pharmacy spending, in June of 2001 we formed Metcare Rx, Inc., a wholly owned subsidiary, to control costs and to reduce prescription drug expenditures that are forecasted to increase by over 100% in the next decade. An increasing number of health plans with low-cost co-pays for drug coverage, direct-to-consumer advertising, and newer, better therapies requiring high-cost branded products all drive up the cost of pharmacy benefits. In an effort to reduce these costs, we have negotiated agreements allowing us to directly negotiate contracts for the purchase, filling and delivery of prescriptions. Assuming that we can successfully implement this agreement throughout our Network, we believe we can achieve better management and control to provide significant cost savings and incremental revenues. With the use of the software technology included in this system, the physician is provided with a preferred formulary resulting in reduced costs to both the patient and us.

     For the year ended December 31, 2001, revenues increased 10.4% to $131.5 million from $119.1 million with net income, excluding nonrecurring gains and losses, of $1.6 million for the year ended December 31, 2001 compared to $908,000 for the prior year, an increase of 76.9% for the year. We improved shareholder value by increasing our net worth $7.8 million in 2001 to $8.7 million at December 31, 2001, and by increasing our working capital $5.6 million in 2001 from a negative $528,000 as of December 31, 2000. Operationally, exclusive of nonrecurring gains and losses, our EBITDA was $3.2 million in 2001 as compared to $2.3 million in 2000, an increase of 39%.

  INDUSTRY

     A recent study from the Center for Medicare and Medicaid Services (CMS) projects spending for healthcare in the United States will increase from $1.2 trillion in 1999 to over $2 trillion by 2006, or 15.9% of the Gross Domestic Product. Healthcare costs per person are expected to rise from $3,759 to $7,100 in 2006. Pharmacy expenditures were approximately $126 billion in 2000, over $150 billion in 2001 and are expected to double over the next decade. A number of factors are at work affecting the patient, healthcare provider and payor relationship. Managed care plans that have traditionally competed on price are beginning to increase premiums to be more in line with their costs. Medical costs traditionally increased due to inflation and the relative high cost of new medical technologies. The Balanced Budget Act of 1997 constrained healthcare spending in both Medicare and Medicaid reducing payments to hospitals, physicians and managed care organizations. In December 2000, portions of the Balanced Budget Act of 1997 were revised in response to major surpluses created by previous cuts. New minimum payment criteria were established for the Medicare+Choice program enhancing payments to Managed Care Organizations (MCO) more than $5 billion over the next several years. In 2001, we received approximately $5 million in incremental revenues based upon the new minimum payment criteria and expects to receive an additional increase in revenues of over $5 million due to increases in Medicare reimbursements for managed care patients. In addition current legislation has demonstrated support for the Medicare+Choice program for additional funding starting in 2003, along with bonuses for health plans that are willing to establish a presence in underserved markets. Our business plan is modeled to take full advantage of the new direction of the Medicare+Choice Program with initial markets located in underserved areas.

     The United States Congress and many state legislatures routinely consider proposals to reform or modify the healthcare system, including measures that would control healthcare spending, convert all or a portion of government reimbursement programs to managed care arrangements and reduce spending for Medicare, Medicaid and state health programs. These measures can affect a healthcare company's cost of doing business and contractual relationships. While we do not foresee nor do we know of any pending legislation, there can be no assurance that such legislation, programs or other regulatory changes will not have a material adverse effect on us. Our profitability may also be adversely affected by cost containment decisions of third party payors and other payment factors over which we have no control.

  BUSINESS STRATEGY OVERVIEW

     We are a healthcare company that provides turnkey services to managed care companies on a full risk basis and pharmacy management on behalf of physicians. We are moving rapidly to expand our revenue base through additional managed care contracts, establishing an HMO in Florida, and expanding Metcare Rx.

     We have developed an infrastructure of management expertise in the fields of:

     - Disease Management -- a method to manage the costs and care of high-risk patients and produce better patient care.

     - Partners In Quality -- a review of overall patient care measured against best medical practice patterns.

     - Utilization Management -- a daily review of statistical data created by encounters, referrals, hospital admissions and nursing home information.

     - Hospitalist Program -- a method to improve quality of patient care by providing a team approach of creating trust between the physician and the PSN and eliminating the need to evaluate referrals and prior authorizations.

     This expertise allows us to provide a service and manage the risk that health insurance companies cannot provide on an efficient and economic level. Health insurance companies are typically structured as marketing entities to sell their products on a broad scale. Due to mounting pressures from the industry, MCO's have altered their strategy, returning to the traditional model of selling insurance and transferring the risk to the PSN's. Under such arrangements, MCO's receive premiums from the CMS and commercial groups and pass a significant percentage of the premium on to a third party such as us, to provide covered benefits to patients, including pharmacy and other enhanced services. After all medical expenses are paid; any surplus or deficit remains with the PSN. When managed properly, accepting this risk can create significant surpluses. Under our model, the physicians maintain their independence but are aligned with a professional staff to assist in providing cost effective health care, which in turn helps maximize profits for us and the physicians. Furthermore, to limit our exposure, we have secured reinsurance (stop-loss coverage). Our PSN business model is based on educating, motivating and assembling physicians in groups that are prepared to assume managed care risk. We envision expanding our network of physicians to provide our members healthcare services on an efficient and cost effective basis through strategic alliances with insurance companies and other healthcare providers on a statewide basis. We also have as our objective to develop an HMO division to operate in targeted Medicare markets including underserved areas. We believe that managing the risk and not the Physician is the right prescription for the new Millennium.

     We have established three segments to manage our anticipated growth:

     - Managed Care (PSN and HMO)

     - Pharmacy (Metcare Rx)

     - Clinical Laboratory (Metlabs)

     Currently the largest, the Managed Care division, includes the PSN and, once established, the HMO. The Managed Care division will continue to be our focal point. The HMO will be established after an application is filed with the State of Florida in the first half of 2002. MetcareRx, Inc. should expand in 2002 as we continue to open our clinic-based pharmacies.

  MANAGED CARE

     The original Full Risk Agreement was signed in 1998 with Humana Medical Plan, Inc., (HMO) an insurance company, to provide network management services. We provide services to patients through a network of primary care physicians, specialists, hospitals and ancillary facilities. These providers have contracted to provide services to our patients by agreeing to certain fee schedules and care requirements. The original South Florida contract was renewed in exchange for providing additional coverage in Dade, Broward and Palm Beach Counties. For providing these services, Humana pays us a majority of the Medicare+Choice premiums they derive from these managed care patients.

     A new Full Risk contract for Volusia and Flagler counties (Daytona Market) was implemented on January 1, 2000. This agreement has been amended as of March 1, 2002 and we expect this amendment to have a positive impact on our future profitability and cash flow.

     Our agreements with Humana are for three years and renew automatically for additional one-year terms unless terminated for cause or on 180-days prior notice. Under these agreements, we are responsible for the provision of all covered benefits for the patient covered under the contracted Humana plan. Under the Agreement, Humana is obligated to pay us for covered services according to an agreed upon payment schedule, based on the amount Humana receives from its payor source. If revenue is insufficient to cover cost, our operating results could be adversely affected.

     Under these HMO agreements, we, through our affiliated providers, are responsible for the provision of all covered benefits. While responsible for all medical expenses for each covered life, we have limited our exposure by obtaining reinsurance/stop-loss coverage. Additionally, we have capitated high volume specialties, fixing our cost on a per member per month (PMPM) basis. Low volume providers remain at a discounted fee-for-service basis. A change in healthcare legislation, inflation, major epidemics, natural disasters and other factors affecting the delivery and cost of healthcare are beyond our control and may adversely affect our operating results.

     For the two years ended December 31, 2001, approximately 96% of our revenues were from risk contracts with MCO's. In conjunction with our new business strategy, we are pursuing opportunities to add additional payor sources while continuing to expand our existing business relationships to provide additional services through the Network.

     Under our model, the physicians maintain their independence but are aligned with a professional staff to assist in providing cost effective quality medicine. Each primary care physician provides direct patient services as a primary care doctor including referrals to specialists, hospital admissions and referrals to diagnostic services and rehab. As part of our Network, we own several practices that have been fully integrated into our PSN model.

     We enhance administrative operations of our physician practices by providing management functions, such as payor contract negotiations, credentialing assistance, financial reporting, risk management services and the operation of integrated billing and collection systems. We believe that we offer the physicians increased negotiating power associated with managing their practice and fewer administrative burdens, which allows the physician to focus on providing care to patients.

     We also assist the physicians in obtaining managed care contracts. We believe that our experience in negotiating and managing risk contracts enhances our ability to market the services of our network physicians to managed care payors and to negotiate favorable terms from such payors. Our staff also performs quality assurance and utilization management by providing detailed reports under each contract on behalf of our affiliated physicians.

     We also use the Internet to help process referral claims between Network primary care physicians and specialists. This process helps reduce paperwork in the physician's office as well as provide a more efficient method for the patient in our Network. Our utilization management team communicates with the physicians on a daily basis to provide overall management of the patient.

 HMO

     Our strategy is to increase enrollment by adding new payor relationships and new providers to the existing network and by expanding the network into new geographic areas where the penetration of managed healthcare is low. We believe that we will be able to develop new payor and provider relationships due to our ability to manage the cost of health care without sacrificing quality.

     While not competing with our growing and improving relationship with Humana under our current contracts, we must acknowledge the changes within the managed care industry and position ourself ahead of the curve. The managed care industry continues to consolidate and redefine itself, and while many find the current environment volatile, we have found it resplendent with opportunities.

 PHARMACY

     We have recruited a group of veteran pharmacy executives to manage the pharmacy division. These executives have owned and operated multiple pharmacy companies reflective of the wide range of managed care pharmaceutical services that Metcare Rx offers.

     Metcare Rx is strategically focused on servicing healthcare companies with "pharmacy risk" with a goal of offering cost containment and quality service. Our clients include various health care providers that are at-risk for pharmacy costs. Our current operations serve a variety of at risk MCO's including medical groups and clinics, managed care health plans, (HMO's, PPO's etc.), HIV clinics and long-term care facilities. Metcare Rx offers all of these MCO's a one-stop solution that is customized to each client to meet their need to control drug costs while preserving quality. We provide an unparalleled continuum of pharmacy care including effective specialty pharmacy services, strategically located ambulatory pharmacies, convenient home delivery, meaningful drug utilization evaluations and complex pharmaceutical managed care.

     The marketing plan stresses our flexibility and broad range of abilities. We can tailor our services to meet the specific needs of our clients. We have determined that "specialty pharmacy" offers an opportunity for extensive growth. For example, the specialty pharmacy service can be offered on a stand-alone basis or be bundled with our total pharmacy management solution to provide a one-stop, comprehensive approach to managed care pharmacy. Management has the expertise necessary to offer an extensive range of services, which differentiates their offering from the competition that typically offers more rigid, narrowly defined service with little or no risk sharing characteristics. The first of these specialty drug areas will be HIV patients. We, with our experience in this field, have developed a program that will enhance clinical and financial outcomes.

     Our management's influence over the prescription writing process enables us to increase our market share, which in turn creates significant buying power with our drug suppliers. This purchasing leverage stems from various Company strategies, including:

     - Collaborative design of effective drug formulary in consultation with the client MCO's key physicians, Medical Director and Pharmacy and Therapeutic Committee;

     - Active education of member physicians about the client's drug formulary decisions and rationale;

     - Focus on serving healthcare organizations that are at risk for pharmacy costs;

     - Effective Drug Utilization Evaluations ("DUE's");

     - Increased patient convenience and compliance through physician office dispensing, ambulatory pharmacies and home delivery of medications and;

     - Automation through software and use of the Internet;

     - Expertise in specialty drug areas such as "HIV."

     These strategies help us influence the prescription process and create an ability to shift the market share of our preferred drugs at an unprecedented level.

 PHARMACY COST INFLATION

     Our management sees five key factors that will cause pharmacy costs to keep increasing in the coming years:

     - An annual expenditure increase of over 14%

     - A doubling of the rate of new drugs introduced

     - An aging population

     - Aggressive drug company marketing

     - Educated patient requests for drugs

     Prescription drug expenditure growth now outpaces other categories of health care spending. In fact, prescription drug expenditures are projected to climb to over 12% of all personal health expenditures. In terms of dollar volume, the last five years have shown double-digit growth with cost increases of over 14% in 1999 and 2000. Higher drug prices will likely account for only one-fifth of this growth. According to IMS Health 59% of the rise in drug costs in 2000 was due to increased use of existing products, 27% to new products and only 14% to higher prices.

     New drugs are entering the market at an accelerating pace, primarily due to a robust new drug pipeline and developments in the FDA approval process. In 1998, 56 new drugs were approved for the use in the U.S. compared to an average of 23 new drugs per year in the preceding decade. Not only are more drugs entering the market, but also they are being introduced at higher prices. New drugs released after 1992 accounted for only 17% of total utilization, but accounted for over 30% of total costs.

     One of the most prominent drivers of pharmacy cost is the aging population. Long-term care and other health care services for older adults represent a substantial share of total health care spending. Nursing home and home health care accounted for over 10% of personal health expenditures. In terms of the pharmaceutical market, prescription utilization for persons aged over 75 far outpaces utilization for any other group.

     Another factor causing pharmacy cost inflation is increased use of preventative drugs. With the advent of managed care and closer attention to medical cost, preventative medicine has become increasingly popular as a means of cost containment. Pharmaceutical drugs are no exception, and are used as preventative measure in medicine. With increases in prescriptions written, the market should exhibit overall cost inflation.

 COMPETITION

     The healthcare industry is highly competitive and is subject to continuing changes in the provision of services and the selection and compensation of providers. We compete with national, regional and local companies in providing our services. Excluding individual physicians and small medical groups, many of our competitors are larger and better capitalized and may have greater experience in providing healthcare management services and may have longer established relationships with buyers of such services.

 EMPLOYEES

     As of December 31, 2001, we had approximately 223 full-time employees. Of the total, 42 were employed at our executive offices. None of our employees are covered by a collective bargaining agreement or are represented by a labor union. We consider our employee relations to be good.

DESCRIPTION OF PROPERTY

     Our Executive offices have been located at 500 Australian Avenue South, Suite 1000, West Palm Beach, Florida where we occupy 10,936 square feet at a current monthly rental of approximately $12,000, pursuant to a sublease expiring December 31, 2002.

     We have a satellite office in Daytona Beach of 2,980 square feet with a monthly rental of $2,000. The lease expires August 31, 2003.

     The managed care division leases 6 offices in Florida with an aggregate monthly rental of $27,000 with various expiration dates from 1 to 5 years.

     The pharmacy division leases three offices in Florida, three offices in New York and one office in Hanover, Maryland with an aggregate monthly rental of $8,000 with various expiration dates from 1 to 5 years.

     We lease an office for our laboratory operations in West Palm Beach for 3,400 square feet with a monthly rental of $5,200. The lease expires October 4, 2005.

     None of our properties are leased from affiliates.

LEGAL PROCEEDINGS

     We are a party to other various claims arising in the ordinary course of business. Management believes that the outcome of these matters will not have a materially adverse effect on the financial position or the results our operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     As of March 31, 2002, the directors, control persons and executive officers of the Company were as follows:

NAME                                    AGE                   TITLE
----                                    ---                   -----
Fred Sternberg........................  61    Chairman, President and Chief
                                              Executive Officer
Debra A. Finnel.......................  40    Vice President and Chief Operating
                                              Officer
David S. Gartner, CPA.................  43    Secretary and Chief Financial Officer
Michael Cahr..........................  61    Director
Marvin Heiman.........................  56    Director
Martin Harrison, MD...................  48    Director
J. Robert Buchanan....................  74    Director
William Bulger........................  68    Director

     Fred Sternberg, President & Chairman of the Board -- Mr. Sternberg has been Chairman, President and CEO of the Company since February 2000. From 1990 to December 1999, he was President of Sternco, Inc., providing consulting services to various healthcare companies in the managed care and related industries. Between 1986 and 1990, Mr. Sternberg was involved in various investments, including real estate development and rental properties and from 1980 to 1986 he operated several plastic injection molding facilities in both the toy and healthcare industries. From 1968 to 1972, Mr. Sternberg served as President of The J. Bird Moyer Co., Inc., whose name was later changed to Moyco Technologies, Inc., a publicly-traded dental manufacturing company. Mr. Sternberg has also provided consulting services to assisted care living facilities and skilled nursing homes.

     Debra A. Finnel, Vice President and Chief Operating Officer has been associated with the Company since January 1999. For the five years prior to joining the Company, Ms. Finnel was President of Advanced HealthCare Consultants, Inc., which managed and owned physician practices in multiple states and provided turnaround consulting to managed care providers, MSOs, IPAs and hospitals.

     David S. Gartner, CPA joined the Company in November 1999 as its Chief Financial Officer. He has 20 years experience in accounting and finance, including ten years of specialization in the healthcare industry. Most recently, Mr. Gartner served for two years as Chief Financial Officer of Medical Specialists of the Palm Beaches, Inc., a large Palm Beach County multi-practice, multi-specialty group of 40 physicians. Prior to Medical Specialists, he held the position of Chief Financial Officer at National Consulting Group, Inc., a treatment center licensed for 140 inpatient beds in New York and Florida, from 1991 to 1998. Mr. Gartner is a member of the American Institute of Certified Public Accountants.

     Michael Cahr has served as a director since February 2000. He is currently the Chief Executive Officer of IKEDEGA, a video server technology company. Prior to joining IKEDEGA, he was the Chairman of Allscripts, Inc. a publicly traded prescription management company from September 1997 through March 1999. At Allscripts he successfully refocused the company to an Internet-based technology company and raised $20 million, leading to a successful IPO in 1999. Prior to Allscripts, Mr. Cahr was the Venture Group Manager for Allstate Venture Capital where he oversaw investments of over $100 million in technology, healthcare services biotech pharmaceuticals and medical services. Mr. Cahr received his Bachelor of Arts degree in Economics from Colgate University and Masters of Business Administration from Farleigh Dickinson University.

     Marvin Heiman has served as a director of the Company since March 2000. Since 1986, he has been President and Chairman of the Board of Sussex Financial Group, Inc. and Sussex Insurance Group, an asset money manager for physicians in the Chicago area. He also manages group health plans for physician practices. From 1970 to 1981 he was President of Curtom Record Company and Division Vice-President of

Curtom/Warner Bros. Record Company from 1975-1978. Mr. Heiman is a licensed Broker/Dealer with NASD and licensed with the SEC. He is also a member of the International Association for Financial Planners, Real Estate Securities Syndication Association, and a recognized Platinum member of the International Association for Financial Planners, AIPAC and a member of the International Platform Association. Mr. Heiman's biography appears in Who's Who in America, Who's Who in Finance, Who's Who in Emerging Leaders in America, and Men of Achievement 1990/91 Cambridge, England. He has also been the recipient of the American Jewish Committee "Humanitarian" award in 1978. Mr. Heiman is also a partner in the Chicago White Sox baseball team.

     Dr. Martin Harrison was appointed as a Director of the Company in November 2000. He served as an advisor to the Board for the past year. He has been practicing medicine in South Florida for the past 19 years and specializes in preventive and occupational medicine. Dr. Harrison completed his undergraduate training at the University of Illinois and postgraduate and residency training at Johns Hopkins University, as well as his Masters in Public Health. Dr. Harrison has also been on the Faculty of both the University and Medical School. He is currently the owner of H30, Inc. a privately held Research & Biomedical Company.

     J. Robert Buchanan has been a director of since October 2001. He received his BA from Amherst College cum laude and his MD from Cornell University Medical College. Following residency and specialty fellowship training at New York Hospital, Dr. Buchanan served in the US Army (1958-60) in Korea. Thereafter, he served as Dean, Cornell University Medical College (1967-77), President, Michael Reese Hospital, Chicago (1977-82) and General Director (CEO), Massachusetts General Hospital, Boston (1982-94). Dr. Buchanan is a past Chair of the Illinois and Massachusetts Hospital Associations, the Association of American Medical Colleges, the Liaison Committee on Medical Education, the Educational Commission for Foreign Medical Graduates and the China Medical Board of New York. He has served or is serving as a director of Charles River Laboratories, AMI, Matritech and i-STAT. Dr. Buchanan is a senior member of the Institute of Medicine of the National Academy of Sciences.

     William M. Bulger was appointed as a director in December 2001. Mr. Bulger serves as the President of the University of Massachusetts, a position he was appointed to in January 1996. President Bulger's appointment by the University of Massachusetts Board of Trustees followed his 35-year career as a leading state lawmaker. From 1978 to 1996, he served as President of the Massachusetts Senate. President Bulger received his undergraduate degree in English from Boston College and his Doctor of Jurisprudence degree from Boston College Law School.

BOARD OF DIRECTORS

     Each director is elected at our annual meeting of shareholders and holds office until the next annual meeting of stockholders, or until the successors are elected and qualified. At present, our bylaws provide for not less than one director. Currently, we have six directors. The bylaws permit the Board of Directors to fill any vacancy and such director may serve until the next annual meeting of shareholders or until his successor is elected and qualified. Officers are elected by the Board of Directors and their terms of office are, except to the extent governed by employment contracts, at the discretion of the Board. There are no family relations among any of our officers or directors. Our officers devote full time to the business of the Company. The Board of Directors held fifteen meetings and voted fourteen times by Unanimous Written Consent.

BOARD COMMITTEES

     We had four active committees in 2001, the Audit and Compensation, Executive, Compensation and Regulatory Compliance. All actions by these committees shall be subject to the specific Directions of the Board of Directors.

     The Audit Committee consists of Messrs. Dr. Buchanan, Cahr and Heiman. The Audit Committee selects the independent auditors; reviews the results and scope of the audit and other services provided by our independent auditors and reviews and evaluates our internal control functions.

     The Executive Committee may exercise the power of the Board of Directors in the management of our business and affairs at any time when the Board of Directors is not in session. The Executive Committee shall, however, be subject to the specific directions of the Board of Directors. It is composed of Messrs. Cahr, Bulger and Harrison. All actions of the Executive Committee require a unanimous vote.

     The Compensation Committee consists of Messrs. Bulger, Cahr and Heiman. The Compensation Committee makes recommendations to the Board of Directors regarding the compensation for our executive officers and consultants.

     The Regulatory Compliance Committee consists of Messrs. Heiman, Dr. Buchanan, Dr. Bernstein (a non-board member) and Debbie Finnel, our Chief Operating Officer. The Regulatory Compliance Committee reviews the policy and procedures, current compliance rules and regulations and our compliance methods.

COMPENSATION OF DIRECTORS

     We reimburse all Directors for their expenses in connection with their activities as Directors. The Directors make themselves available to consult with our management. One of our six Directors is also an employee and did not receive additional compensation for his services as Director. A compensation and stock option agreement has been adopted for our outside Directors in the amount of $18,000 per year, paid quarterly in our common stock valued at the average closing price for the five last days of the quarter. The Directors have elected to receive this compensation for the present time in stock. All outside directors have received 40,000 options upon joining the Board, of which 20,000 vest immediately and the remaining 20,000 vests after one year. These options are valued at the market value of the effective date of board membership.

ITEM 10.  EXECUTIVE COMPENSATION

     The following tables present information concerning the cash compensation and stock options provided to our Chief Executive Officer and each additional executive officer whose total annualized compensation exceeded $100,000 for the year ended December 31, 2001.

                           SUMMARY COMPENSATION TABLE

                              ANNUAL COMPENSATION

                                                                               LONG-TERM
                                                                              COMPENSATION
                                                                                 AWARDS
                                                          OTHER ANNUAL         SECURITIES
NAME AND                 FISCAL                           COMPENSATION     UNDERLYING/OPTIONS    ALL OTHER
PRINCIPAL POSITION        YEAR    SALARY($)   BONUS($)   COMPENSATION($)        SARs(#)         COMPENSATION
------------------       ------   ---------   --------   ---------------   ------------------   ------------
Fred Sternberg..........  2001     224,905                    9,600
  Chairman of the Board,  2000     150,000       0            9,600
  President, CEO

Debra Finnel............  2001     227,884       0           18,000
  Vice President and      2000     132,000       0               --
  Chief Operating
  Officer

David S. Gartner,
  CPA...................  2001     119,423       0            6,000
  Secretary and Chief     2000      96,557       0            6,000
  Financial Officer

       OPTIONS GRANTED IN THE YEAR ENDED DECEMBER 31, 2001 TO EXECUTIVES

                                          NUMBER OF     % OF TOTAL
                                          SECURITIES     OPTIONS/
                                          UNDERLYING       SARs
                                           OPTIONS/     GRANTED TO    EXERCISE OR
                                             SARs      EMPLOYEES IN   BASE PRICE    EXPIRATION
NAME                                       GRANTED     FISCAL YEAR     ($/SHARE)       DATE
----                                      ----------   ------------   -----------   ----------
Debra Finnel............................   100,000        20.35          $1.00       01/01/07
Debra Finnel............................   100,000                       $1.00       01/01/08
Debra Finnel............................   100,000                       $1.00       01/01/09

     Total number of options granted to non-executives for the year ended December 31, 2001 was 300,000 and for the year ended December 31, 2000 were 1,543,000.

                 AGGREGATED FISCAL YEAR-END OPTION VALUE TABLE

     The following table sets forth certain information concerning unexercised stock options as of December 31, 2001. No stock appreciation rights were granted or are outstanding.

                                             NUMBER OF
                                        UNEXERCISED OPTIONS                            VALUE OF UNEXERCISED
                                         HELD AT 12/31/01                                  IN-THE-MONEY
                                        -------------------                           OPTIONS AT 12/31/01(1)
                                          SHARES ACQUIRED                        ---------------------------------
NAME                   EXERCISABLE(#)       ON EXERCISE       UNEXERCISABLE(#)   EXERCISABLE($)   UNEXERCISABLE($)
----                   --------------   -------------------   ----------------   --------------   ----------------
Fred Sternberg.......    1,160,000           1,160,000            525,000           762,900           343,500
Debbie Finnel........      200,000             200,000            250,000           138,000           135,000
David Gartner........       50,000              50,000                  0            57,000                 0

---------------

(1) The closing sale price of the Common Stock on December 29, 2001 as reported by OTCBB was $1.44 per share. Value is calculated by multiplying (a) the difference between $1.44 and the option exercisable price by (b) the number of shares of Common Stock underlying.

EMPLOYMENT AGREEMENTS

  FRED STERNBERG

     In January 2000 we entered into an employment agreement, subsequently amended, with Fred Sternberg, our President, Chief Executive Officer and a director. The term of the agreement is for five years from the effective date. The annual salary under the Agreement is $150,000. Effective April 1, 2001 the salary was increased to $250,000 per year. Mr. Sternberg agreed to waive the bonus provisions and is eligible to receive a discretionary bonus. Additionally, Mr. Sternberg was granted options to purchase 300,000 shares of Common Stock at $0.30 per share and options to purchase 360,000 shares of Common stock at $0.50 per share upon the signing of the Agreement. Additional longevity options were granted at the rate of 25,000 options per year of employment at a price of $1.00 per share. The Agreement also provides for an additional 700,000 options at $0.75 per share vesting on various dates over the life of the Contract.

     The Agreement also provides, among other things, for (i) participation in any profit-sharing or retirement plan and in other employee benefits applicable to our employees and executives; (ii) an automobile allowance of $800 per month and fringe benefits commensurate with the duties and responsibilities of Mr. Sternberg and (iii) benefits in the event of death or disability. The Agreement also contains certain non-disclosure and non-competition provisions.

     Under the terms of the Agreement, we may terminate the employment of Mr. Sternberg either with or without cause. If we without good cause terminate the Agreement, we would be obligated to continue to pay Mr. Sternberg's salary and any current and future bonuses that would have been earned under the agreement. Mr. Sternberg would also be entitled to all stock options earned or not yet earned through the full term of the Agreement.

  DEBRA FINNEL

     In January 2001 we entered into an employment agreement with Debra Finnel, Chief Operating Officer. The term of the agreement is three years and calls for an annual salary of $225,000, increasing to $250,000 on July 1, 2001. Ms. Finnel is also eligible to receive a discretionary bonus and has been granted options to purchase 300,000 shares of Common Stock at $1.00 per share with vesting over five years. The Agreement also calls for an automobile allowance of $1,500 per month and fringe benefits commensurate with Ms. Finnel's responsibilities as well as certain non-compete provisions.

CONSULTING AGREEMENTS

     Effective February 29, 2000 Mr. Guillama resigned as President, CEO and as a Director of the Company. Mr. Guillama had entered a consulting agreement for one year. As part of his termination agreement he received 200,000 options at an average per share price of approximately $1.00, which shall expire within thirty
(30) months from February 29, 2000.

INCENTIVE AND NON-QUALIFIED STOCK OPTION PLAN

     The Board had previously adopted an Employee Stock Option Plan in 1996. However, no options were granted under this plan and accordingly, we decided to replace this plan with the 2001 Stock Option Plan.

  THE STOCK OPTION PLAN GENERALLY

     The Board originally adopted the Plan on March 12, 2001. The Plan will terminate on June 1, 2011. Under the Plan, the Board or the Compensation Committee may grant stock incentives to key individuals performing services for our company, including employees, officers, eligible directors, consultants and agents. Awards under the Plan may be in the form of incentive stock options and nonqualified stock options.

  SHARES AVAILABLE FOR THE PLAN

     We presently have 2,000,000 shares of common stock reserved for issuance under the Plan. The number of shares underlying awards made to any one participant in a fiscal year may not exceed 100,000 shares. The number of shares that can be issued and the number of shares subject to outstanding options may be adjusted in the event of a stock split, stock dividends, recapitalization or other similar event affecting the number of shares of our outstanding common stock.

  PLAN ADMINISTRATION

     The Board or the Compensation Committee will administer the Plan. Subject to the specific provisions of the Plan, the Committee determines award eligibility, timing and the type, amount and terms of the awards. The Committee also interprets the Plan, establishes rules and regulations under the Plan and makes all other determinations necessary or advisable for the Plan's administration.

     Options under the Plan may be either incentive stock options, as defined under the tax laws, or nonqualified stock options. The per share exercise price may not be less than the fair market value of our common stock on the date the option is granted. The Compensation Committee may specify any period of time following the date of grant during which options are exercisable, so long as the exercise period is not more than 10 years. Incentive stock options are subject to additional limitations relating to such things as employment status, minimum exercise price, length of exercise period, maximum value of the stock underlying the options and a required holding period for stock received upon exercise of the option. Only nonqualified options may be granted to individuals who are not our employees.

     Upon exercise, the option holder may pay the exercise price in several ways. He or she can pay: (1) in cash; (2) by delivering previously owned Metropolitan common stock with a fair market value equal to the exercise price;
(3) by directing us to withhold shares of common stock with a fair market value equal to the exercise price; or (4) by a combination of these methods.

  EXPIRATION OF OPTIONS

     Generally, options granted under the Plan expire on the date determined by the Committee at the time of the grant, subject to earlier expiration as specified in the award agreement if the holder terminates employment prior to that date. IRS rules require that incentive stock options expire no later than three months after the termination of employment for any reason other than death or disability, or one year after termination of employment by reason of death or disability, in either case subject to the normal expiration date of the option. In no event may an option be exercised after its expiration date. Any unvested portion of an option will expire immediately upon termination of employment.

  OUTSTANDING OPTIONS

     We cannot determine the number of shares that may be acquired under stock options that may be awarded under the Plan to participants. There are no stock appreciation rights under the Plan.

  TRANSFERABILITY

     Generally, an option may not be sold, assigned or otherwise transferred during its holder's lifetime, except by will or the laws of descent and distribution.

  TAX CONSEQUENCES

     The following is a summary, based on current law, of some significant federal income tax consequences of awards under the Plan. Participants are advised to consult with their own tax advisor regarding the federal, state and local tax consequences of the grant and exercise of an option.

     Participants in the Plan do not recognize taxable income by reason of the grant or vesting of an option, and we do not receive a tax deduction by reason of either event. At exercise, the federal tax consequences vary depending on whether the award is an incentive stock option or nonqualified stock option.

  INCENTIVE STOCK OPTIONS

     Upon exercise of an incentive stock option, its holder does not recognize taxable income, and we do not receive a tax deduction. However, the excess of the fair market value of our common stock on the date of exercise over the exercise price is an adjustment that increases alternative minimum taxable income, the base upon which alternative minimum tax is computed.

     If the shares purchased upon the exercise of an incentive stock option are sold at a gain within two years from the date of grant, or within one year after the option is exercised, then the difference, with certain adjustments, between the fair market value of the stock at the date of exercise and the exercise price will be considered ordinary income. Any additional gain will be treated as a capital gain. If the shares are sold at a gain after they have been held at least one year and more than two years after the grant date, any gain will be treated as a long-term capital gain. Any loss recognized upon a taxable disposition of the shares generally would be characterized as a capital loss.

  NONQUALIFIED STOCK OPTIONS

     Upon exercise of a nonqualified stock option, its holder recognizes ordinary income in an amount equal to the difference between the fair market value of Metropolitan common stock at the time of exercise and the exercise price. Generally, Metropolitan is entitled to a corresponding tax deduction for compensation income recognized by the holder. Upon the subsequent sale of the shares acquired in the exercise, the holder will recognize a short-term or long-term capital gain or loss, depending on the length of time he or she has held the shares.

  PLAN AMENDMENT AND TERMINATION

     The Plan will terminate on June 1, 2011. The Board may amend or terminate the Plan at any time. An amendment is subject to shareholder approval if it increases the number of shares available for issuance under the Plan, permits the grant of an incentive stock option at an exercise price less than that set forth in the Plan, changes the class of individuals eligible for participation in the Plan, or permits the grant of awards after the Plan termination date.

                              CERTAIN TRANSACTIONS

     In July 1998, we executed a consulting agreement with Sternco, Inc., an affiliate of Fred Sternberg, that provided for commissions on any acquisition for which Sternco was the introducing party or materially contributed to such acquisition and monthly consulting fees of $10,000 per month. We also agreed to reimburse Sternco for mobile phone and pager expenses. The consulting agreement was terminated on January 1, 2000 upon the execution of Mr. Sternberg's employment agreement.

     In November 2000, we loaned Debra Finnel $30,000. The loan has been recorded as an employee advance and will be repaid in 2001 from time to time from payroll deductions. There is no formal schedule of payments.


     Atlas Pearlman, P.A., our counsel, has been issued options to purchase 100,000 shares of our common stock exercisable at $1.00 per share, and 336,000 shares of our common stock for services rendered since December 2001.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding our Common Stock beneficially owned at December 31, 2001 (i) by each person who is known by us to own beneficially 5% or more of our common stock; (ii) by each of our directors; and (ii) by all executive officers and directors as a group.

                                                                AMOUNT OF         PERCENTAGE
NAME OF BENEFICIAL OWNER                                   BENEFICIAL OWNERSHIP    OF CLASS
------------------------                                   --------------------   ----------
Martin Harrison, M.D.(1).................................       5,357,047           19.49%
Fred Sternberg(2)........................................       1,612,550            5.93
Fundamental Management Corp. ............................       1,400,000            5.09
Michael Cahr(3)..........................................         368,308            1.34
Marvin Heiman............................................         179,739            0.65
William Bulger(4)........................................          20,635            0.08
J. Robert Buchanan(5)....................................          22,452            0.08
Debra Finnel(6)..........................................         150,000            0.55
David Gartner............................................         150,000            0.55
Directors and Executive Officers as a Group (8
  persons)...............................................       7,860,731           28.61

---------------

(1) Includes (1) 411,332 shares held by Dr. Harrison, (2) 900,000 shares held by H30, Inc., a corporation which Dr. Harrison is a Director, and (3) 20,000 shares issuable upon exercise of options at a price of $0.91 until November 2, 2005. Does not include 70,000 shares issuable upon exercise of options at prices ranging from $6.938 to $7.938 per share with expirations from April 2003 to until April 18, 2003 or 20,000 shares issuable upon exercise of options at a price of $0.91 per share that are not yet vested.

(2) Includes (1) 3,700 shares held by Mr. Sternberg (2) 505,850 shares held by Sternco, Inc., a corporation which Mr. Sternberg is President, (3) 18,000 shares held by Mr. Sternberg's wife, and (4) 1,085,000 shares issuable upon the exercise of options at a prices ranging from $0.30 to $2.00 which expirations from May 2004 to December 2005. Does not include 800,000 shares issuable upon the exercise of options at prices ranging from $0.l75 to $1.00 that have not yet vested.


(3) Includes 364,308 shares held by Michael Cahr and 4,000 shares held by Michael Cahr as custodian for his son.


(4) Includes 635 shares held by William Bulger and 20,000 shares issuable upon the exercise of options at $1.10

(5) Includes 2,452 shares held by J. Robert Buchanan and 20,000 shares issuable upon the exercise of options at $1.42 that, expiring on October 30, 2006. Does not include 20,000 shares issuable upon the exercise of options at $1.42 that have not yet vested.

(6) Includes 50,000 shares held by Debra Finnel and 100,000 shares issuable upon the exercise of options at $0.50 per share, expiring on 10/08/05. Does not include 50,000 shares issuable upon the exercise of options at a price of $0.50 per share and 300,000 shares issuable upon the exercise of options at a price of $1.00 that have not yet vested.

                           DESCRIPTION OF SECURITIES


     At May 2, 2002, we have authorized 80,000,000 shares of par value $0.001 common stock, with 32,084,649 shares issued and outstanding. Additionally, we have authorized 10,000,000 shares of preferred stock, with 5,000 shares issued and outstanding.


COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby, will be duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     We are authorized to issue 10,000,000 shares of Preferred Stock with such designation, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Common Stock. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control.

     We have designated a Series A class of preferred stock and a Series B class of preferred stock. A summary of their material terms, rights and preferences are the following:

 SERIES A

     We have designated 30,000 shares of our preferred stock as Series A preferred stock, par value $.001. There are currently 5,000 Series A preferred shares issued and outstanding. Each share of Series A preferred stock has a stated value of $100 and pays dividends equal to 10% of the stated value per annum. At December 31, 2000, the aggregate and per share amounts of cumulative dividend arrearages were approximately $166,667 and $33.40.

     Each share of Series A preferred stock is convertible into shares of common stock at the option of the holder at the lesser of 85% of (1) the average closing bid price of the common stock for the ten trading days immediately preceding the conversion or (2) $6.00. We have the right to deny conversion of the Series A preferred stock, at which time the holder shall be entitled to receive additional cumulative dividends at 5% per annum in addition to the initial dividend rate of 10% per annum.

     In addition, we have the right, exercisable at any time upon 10 trading days notice to the holders of the Series A preferred stock given at any time after the expiration of two years after the date of issuance to redeem all or any portion of the shares of Series A preferred stock which have not previously been converted or redeemed, at a price equal to 105% of the product of (1) the number of shares of preferred stock then held by the holder, and (2) the stated value.

     In the event of any liquidation, dissolution or winding up of our company, holders of the Series A preferred stock are entitled to receive a liquidating distribution before any distribution may be made to holders of our common stock and other Series of our preferred stock.

     The Series A preferred share holders have no voting rights, except as provided under Florida law.

 SERIES B

     We have designated 7,000 shares of our preferred stock as Series B preferred stock, with a stated value of $1,000 per share. During the year ended June 30, 1998, 1,200 shares of Series B preferred stock were issued, however there are currently no Series B shares outstanding. Holders of the Series B preferred stock are entitled to receive, whether declared or not, cumulative dividends equal to 5% per annum. Each share of Series B preferred stock is convertible into such number of fully paid and nonassessable shares of common stock as is determined by dividing the stated value by the conversion price. The conversion price shall be the lesser of the market price, as defined or $4.00. From September 1998 to October 1999, all of our outstanding Series B preferred shares were converted into 3,597,305 shares of our common stock at various prices. The Series B preferred shares do not contain voting rights, except as provided under Florida law.

TRANSFER AGENT

     The Transfer Agent for our shares of Common Stock is Florida Atlantic Stock Transfer, Tamarac, Florida.

                            SELLING SECURITY HOLDERS


     This prospectus relates to sales of our common stock by Copira Investments Inc., GKN Securities Corp. and various other shareholders, option holders, note holders and warrant holders listed below. Common shares registered for resale under this prospectus constitute 26.64% of our issued and outstanding common shares as of December 31, 2001.


     We will not receive any proceeds from the sale of the shares by the selling shareholders. The selling shareholders may resell the shares they acquire by means of this prospectus from time to time in the public market. The costs of registering the shares offered by the selling shareholders are being paid by us. The selling shareholders will pay all other costs of the sale of the shares offered by them.

COPIRA

     Copira is a newly formed British Virgin Islands corporation engaged in the business of investing in publicly traded equity securities for its own account. Copira's principal offices are located at Harbour House, 2nd Floor, Road Town, Tortolla, British Virgin Islands. Investment decisions for Copira are made by its board of directors. The directors are David Sims and Lamberto Banchetti. Copira currently holds warrants to purchase 470,000 shares of common stock, which warrants were issued to Copira in connection with the execution of a common stock purchase agreement on March 31, 2001. There are no business relationships between Copira and us. Copira does not have any relationship with our promoters.

GKN SECURITIES

     GKN Securities has acted as GKN Securities in connection with the common stock purchase agreement. GKN Securities introduced us to Copira and assisted us with structuring the common stock purchase agreement with Copira. GKN Securities's duties as placement agent were undertaken on a reasonable best efforts basis only. It made no commitment to purchase shares from us and did not ensure us of the successful placement of any securities.

     Other than the warrants to purchase 470,000 shares of common stock granted to GKN Securities as a placement fee, GKN Securities does not currently own any of our securities. Five affiliates of GKN Securities, as listed on the selling shareholder table and described in the footnotes to the table, have the sole authority to exercise any warrants granted to GKN Securities and to sell and vote the shares of common stock issued under the warrants.

     Copira and GKN Securities have not held any positions or offices or had material relationships with us or any of our affiliates within the past three years other than as a result of the ownership of our common stock. If, in the future, Copira's or GKN Securities's relationship with us changes, we will amend or supplement this prospectus to update this disclosure.

     Copira, GKN Securities and the various other shareholders, option holders, note holders and warrant holders are sometimes referred to in this prospectus as the selling shareholders.

     The following table shows the shares which are registered and may be sold for sale by the selling shareholders.

                                                                                   NUMBER OF
                                                                    NUMBER OF     SHARES TO BE
                                                  NUMBER OF        SHARES TO BE   OWNED AFTER
SELLING SECURITY HOLDERS                         SHARES OWNED        OFFERED      THE OFFERING
------------------------                         ------------      ------------   ------------
Haskins & Associates...........................       58,225(1)        58,225          0
Compubill Systems Corporation, Inc.............       58,333(2)        58,333          0
PCS Netcare, Inc...............................      308,425(3)       308,425          0
Warren R. Federgreen...........................       14,000(4)        14,000          0
New Master Investments Limited.................      525,000(5)       525,000          0
Anthony Tang...................................      746,995(6)       746,995          0
Dedales Investments Holdings...................    1,102,768(7)     1,102,768          0
Barry Lewis....................................       25,000(8)        25,000          0
Roland Wheeler.................................      325,000(9)       325,000          0
Peter Rettman..................................      300,000(10)      300,000          0
Larry and Elizabeth Huch (JT)..................       50,000(11)       50,000          0
Jeff Shield....................................       15,000(12)       15,000          0
Brian Pettersen................................      143,000(13)      143,000          0
Robert Katz....................................       10,000(14)       10,000          0
Stanford and Ethel Gaffe.......................      100,000(15)      100,000          0
Diane Rosencrantz..............................      100,000(16)      100,000          0
National Securities Corp.......................      200,000(17)      200,000          0
Atlantic International Capital, Inc............       50,000(18)       50,000          0
Hornblower & Weeks, Inc........................       43,750(19)       43,750          0
Brener International, LLC......................       70,967(20)       70,967          0
Martin Hodas...................................      105,000(21)      105,000          0
Charlee Wheeler................................        5,000(22)        5,000          0
Roland Wheeler, custodian for Kelsee Wheeler...        5,000(23)        5,000          0
Roland Wheeler, custodian for Trayce Wheeler...        5,000(24)        5,000          0
Shand Wheeler..................................        5,000(25)        5,000          0
Aimee Wheeler..................................        5,000(26)        5,000          0
Crosby Enterprises, Inc........................       50,000(27)       50,000          0
Brian Pettersen, as custodian for Angela
  Pettersen....................................        2,000(28)        2,000          0
Perilakalathil Sreekumar.......................      100,000(29)      100,000          0
Taylor Stuart Financial........................      204,258(30)      204,258          0
Pequot Navigator Offshore Fund, Inc............      150,000(31)      250,000          0
Pequot Scout Fund, L.P. .......................      350,000(31)      250,000          0
Active Investors II, Ltd. .....................      700,000(32)      700,000          0
Active Investors III, Ltd. ....................      700,000(33)      700,000          0
Ronald Shapss..................................       50,000(34)       50,000          0

                                                                                   NUMBER OF
                                                                    NUMBER OF     SHARES TO BE
                                                  NUMBER OF        SHARES TO BE   OWNED AFTER
SELLING SECURITY HOLDERS                         SHARES OWNED        OFFERED      THE OFFERING
------------------------                         ------------      ------------   ------------
Ronald Shapss, TTEE R. Shapss MPP\PS...........      100,000(35)      100,000          0
Fred Shapss....................................       25,000(36)       25,000          0
Clique Holdings, LLC...........................      277,778(37)      277,778          0
Brian Mikes....................................       50,000(38)       50,000          0
Michael Jacks..................................       50,000(38)       50,000          0
Gary Shemano...................................      100,000(38)      100,000          0
Debra Finnel...................................       50,000(39)       50,000          0
Cameron Associates.............................       50,333(40)       50,333          0
Thomas Trapasso................................      100,000(41)      100,000          0
Atlas Pearlman, P.A. ..........................      100,000(42)      100,000          0
Copira Investments, Inc. ......................      470,000(43)      470,000          0
GKN Securities Corp. ..........................      282,000(44)      282,000          0
Brandon Ross...................................       78,000(44)       78,000          0
David Nussbaum.................................       94,000(44)       94,000          0
Lisa McInnis...................................        4,000(44)        4,000          0
Barry King.....................................        4,000(44)        4,000          0
Jorge Taubas...................................        8,000(44)        8,000          0
Talisman Group.................................       15,000(45)       15,000          0
Telluride Holdings.............................        6,666(46)        6,666          0
          Total No. of Shares to be
            Registered:........................    8,547,498


---------------

 (1) Includes 58,225 shares of common stock underlying warrants exercisable at $.687 per share. Warrants are exercisable until June 8, 2004. Warrants were issued in June 1998 as commission for debt financing we received in which Haskins & Associates served as our placement agent.

 (2) The 58,333 shares of common stock were issued pursuant to a settlement reached in connection with a disputed billing agreement.

 (3) The 308,425 shares of common stock were received upon conversion of the balance of a promissory note in the amount of $500,000 in favor of PCS Netcare.

 (4) The 14,000 shares of common stock were issued under a settlement agreement with Dr. Warran R. Federgreen.

 (5) Includes 250,000 shares of common stock issued under a private placement dated August 31, 2000 of our common stock at $1.30 per share. Also includes 50,000 shares of common stock underlying warrants exercisable at $3.00 per share. Includes 50,000 shares of common stock underlying warrants exercisable at $4.00 per share. Includes 50,000 shares of common stock underlying warrants exercisable at $5.00 per share. Includes 50,000 shares of common stock underlying warrants exercisable at $6.00 per share. These warrants were issued under the private placement described in this footnote. In addition, amount includes 50,000 shares of common stock we will issue upon the conversion of a $50,000 promissory note held by New Master Investment and 25,000 shares of common stock underlying warrants exercisable at $1.50 per share which were issued to New Master Investment under the $50,000 promissory note. The promissory note is payable in full on May 22, 2001.

 (6) Includes an aggregate of 221,995 shares of common stock to be received upon conversion of $150,000 non-negotiable promissory note due June 11, 2001. Also includes 75,000 shares of common stock underlying warrants exercisable at $1.00 per share issued in connection with the $150,000 non-negotiable promissory note. Includes 50,000 shares of common stock to be received upon conversion of $50,000 non-negotiable promissory note due May 22, 2001. Also includes 25,000 shares of common stock underlying warrants exercisable at $1.50 per share issued in connection with the $50,000 non-negotiable promissory note. Includes 250,000 shares of common stock to be received upon conversion of $250,000 non-negotiable promissory note due May 13, 2001. Also includes 125,000 shares of common stock underlying warrants exercisable at $1.50 per share issued in connection with the $250,000 non-negotiable promissory note.

 (7) Represents 1,102,768 shares of common stock received for the conversion of promissory notes in the aggregate amount of $1,646,501.

 (8) Represents 25,000 shares of common stock that were purchased from Dedales Investments Holdings in a private transaction. We were not a party to this transaction.

 (9) Includes 100,000 shares of common stock that were purchased from Dedales Investments Holdings in a private transaction. We were not a party to this transaction. Includes 200,000 shares of common stock purchased at $1.00 per share under a stock purchase agreement with our company in January 2001. Includes 25,000 shares received after conversion of a promissory note.

(10) Includes 100,000 shares of common stock that were purchased from Dedales Investments Holdings in a private transaction. We were not a party to this transaction. Also includes 200,000 shares of common stock purchased at $1.00 per share under a stock purchase agreement with our company in January 2001.

(11) The 50,000 shares of common stock were purchased at $1.00 per share under a stock purchase agreement with our company in January 2001.

(12) The 15,000 shares of common stock were purchased at $1.00 per share under a stock purchase agreement with our company in January 2001.

(13) Includes 45,000 shares of common stock which were purchased at $1.00 per share under a stock purchase agreement with our company in January 2001. Also includes 98,000 shares of common stock to be received upon conversion of $75,000 non-negotiable promissory note due March 6, 2004.

(14) The 10,000 shares of common stock were purchased at $1.00 per share under a stock purchase agreement with our company in January 2001.

(15) The 100,000 shares of common stock were purchased at $1.00 per share under a stock purchase agreement with our company in January 2001.

(16) The 100,000 shares of common stock were purchased at $1.00 per share under a stock purchase agreement with our company in January 2001.

(17) Includes 200,000 shares of common stock underlying warrants issued to National Securities Corporation in consideration of financial advisory and consulting services provided to our company. Warrants to purchase 100,000 shares of our common stock are exercisable at $1.10 per share and the remaining warrants to purchase 100,000 shares of our common stock are exercisable at $1.50. Of the warrants exercisable at $1.50, half vest on June 27, 2001 and the remaining warrants vest September 28, 2001. All warrants expire on March 27, 2004.

(18) Includes 25,000 shares of common stock issued and 25,000 shares to be issued to Atlantic International Capital, Inc. in consideration for acting as a financial advisor. The balance of 25,000 shares will be issued based upon performance criteria.

(19) The 43,750 were issued pursuant to a consulting agreement.

(20) Includes 27,500 shares of common stock purchased at $1.20 under a stock purchase agreement with our company in March 2001. Also includes 26,800 shares of common stock to be received upon conversion of $67,000 non-negotiable promissory note due March 30, 2004 and 16,667 shares of common stock underlying warrants issued under the promissory note. The warrants are exercisable at prices ranging from $2.50 to $4.00 per share and expire March 30, 2004.

(21) The 105,000 shares of common stock were purchased at $1.19 per share under a stock purchase agreement with our company in March 2001.

(22) Includes 5,000 shares of common stock issued upon conversion of the non-negotiable promissory note reflected in note 9.

(23) Includes 5,000 shares of common stock issued upon conversion of the non-negotiable promissory note reflected in note 9.

(24) Includes 5,000 shares of common stock issued upon conversion of the non-negotiable promissory note reflected in note 9.

(25) Includes 5,000 shares of common stock issued upon conversion of the non-negotiable promissory note reflected in note 9.

(26) Includes 5,000 shares of common stock issued upon conversion of the non-negotiable promissory note reflected in note 9.

(27) The 50,000 shares of common stock will be issued upon conversion of a $37,500 non-negotiable promissory note due March 6, 2004.

(28) The 2,000 shares of common stock were issued upon conversion of the non-negotiable promissory note reflected in note 13.

(29) The 100,000 shares of common stock were received under a settlement and mutual release agreement entered into on March 19, 2001 between Perilakalathil Sreekumar and our company.

(30) Includes 200,000 shares of common stock underlying warrants issued under a financial advisory and consulting agreement entered into on March 1, 2001. The warrants are exercisable until March 1, 2004 and are exercisable at $1.00 per share. Also includes 4,258 shares of common stock underlying warrants issued to Taylor Stuart Financial in connection with a financing agreement. These warrants are exercisable at $1.20 per share.

(31) Includes 250,000 shares of common stock which were purchased under a stock purchase agreement dated April 2000, for an aggregate of 500,000 shares at $1.85 per share.

(32) The 700,000 shares of common stock were purchased at $1.80 per share under a stock purchase agreement with our company in April 2001.

(33) The 700,000 shares of common stock were purchased at $1.80 per share under a stock purchase agreement with our company in April 2001.

(34) The 50,000 shares of common stock were purchased at $1.60 per share under a stock purchase agreement with our company in April 2001.

(35) The 100,000 shares of common stock were purchased at $1.60 per share under a stock purchase agreement with our company in April 2001.

(36) The 25,000 shares of common stock were purchased at $1.60 per share under a stock purchase agreement with our company in April 2001.

(37) The 277,778 shares of common stock were purchased at $1.80 per share under a stock purchase agreement with our company in April 2001.

(38) Includes warrants to purchase shares of common stock which were issued under a consulting agreement to purchase an aggregate of 200,000 shares of common stock entered into in April 11, 2001. The warrants are exercisable at $4.00 per share.

(39) Includes 50,000 shares of common stock underlying options received and exercised.

(40) The 50,333 shares of common stock were received as compensation for advisory services in connection with our private placement in early 2001.

(41) Includes 100,000 shares of common stock underlying options that have been exercised.

(42) Includes 100,000 shares of common stock underlying options received for services provided that are exercisable at $1.00 per share.

(43) Includes 470,000 shares issuable upon exercise of warrants at $1.88 per share of common stock.

(44) Includes shares issuable upon exercise of warrants at $1.88 per share.

(45) Includes 15,000 shares issuable upon exercise of warrants at $1.85 per share.

(46) The 6,666 shares of common stock were for payment of professional services.

     The following persons have investment and voting control over the securities for which they are the selling security holders:

Haskins & Associates                   Lee Haskins
Compubill Systems Corporation, Inc.    Daniel Baldor; Lidia Baldor; Hillel Bronstein
PCS Netcare                            Dana Pusateri
New Master Investments Limited         Loretta Cheung
Dedales Investments Holdings           Charles Tapp
National Securities Corp.              Stephen A. Rothestein
Atlantic International Capital         Richare Iamunno
Hornblower & Weeks                     John Rooney
Brener International Capital           Gabriel Brener
Crosby Enterprises                     Howard Crosby; Janice Crosby
Taylor Stewart Financial               Eddie Gibstein; Irving Minnaker
Pequot Navigator Offshore, Inc.        Art Samberg; Mark Broach
Pequot Scout Fund, L.P.                Art Samberg; Mark Broach
Active Investors II                    Carl N. Singer
Active Investors III                   Carl N. Singer
Clique Holdings                        John Larson
Cameron Associates                     C. Rodney O'Conner
Atlas Pearlman                         Jan Atlas; Charles Pearlman; Michael Trop
Copira Investments                     Neil Galloway
GKN Securities Corp.                   Robert H. Gladstone
Talisman Group                         Larry Talisman
Telluride Holdings                     Jim Cassel; Scott Salpeter; Barry Steiner

MANNER OF SALE

     The shares of common stock owned, or which may be acquired, by the selling shareholders may be offered and sold by means of this prospectus from time to time as market conditions permit in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. These shares may be sold by one or more of the following methods, without limitation:

     - a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

     - face-to-face transactions between sellers and purchasers without a broker/dealer.

     In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from selling shareholders in amounts to be negotiated.

     The selling shareholders and any broker/dealers who act in connection with the sale of the shares hereunder may be deemed to be "underwriters" within the meaning of section 2(11) of the Securities Acts of 1933, and any commissions received by them and profit on any resale of the shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. We have agreed to indemnify the selling shareholders and any securities broker/dealers who may be deemed to be underwriters against certain liabilities, including liabilities under the Securities Act as underwriters or otherwise.

     We have advised the selling shareholders that they and any securities broker/dealers or others who may be deemed to be statutory underwriters will be subject to the prospectus delivery requirements under the Securities Act. We have also advised each selling shareholder that in the event of a "distribution" of the shares owned by the selling shareholder, such selling shareholder, and any broker/dealer or other person who participates in such distribution, may be subject to Rule 102 under the Securities Exchange Act of 1934 until their participation in that distribution is completed. Rule 102 makes it unlawful for any person who is participating in a distribution to bid for or purchase stock of the same class as is the subject of the distribution. A "distribution" is defined in Rule 102 as an offering of securities "that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods". We have also advised the selling shareholders that Rule 101 under the 1934 Act prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of the common stock in connection with this offering.

     We do not intend to distribute or deliver the prospectus by means other than by hand or mail.

                        SHARES ELIGIBLE FOR FUTURE SALE


     As of May 2, 2002, we have 32,084,649 shares of common stock issued and outstanding. This does not include shares that may be issued upon exercise of options or warrants.


     We cannot predict the effect, if any, that market sales of common stock or the availability of these shares for sale will have on the market price of our shares from time to time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market could negatively damage and affect market prices for our common stock and could damage our ability to raise capital through the sale of our equity securities.

                                 LEGAL MATTERS

     The validity of the securities offered by this prospectus will be passed upon for us by Atlas Pearlman, P.A., 350 East Las Olas Boulevard, Suite 1700, Fort Lauderdale, FL 33301, Florida. Atlas Pearlman, P.A. owns options to purchase 100,000 shares of common stock.

                                    EXPERTS

     The consolidated balance sheet as of December 31, 2001 and the consolidated statements of operations, stockholders' equity (accumulated deficit), and cash flows or the years ended December 31, 2001 and December 31, 2000 are included herein in reliance on the reports of Kaufman, Rosin & Co., P.A., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     We have filed with the SEC the registration statement on Form SB-2 under the Securities Act for the common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement and the exhibits filed with it, portions of which have been omitted as permitted by SEC rules and regulations. For further information concerning us and the securities offered by this prospectus, we refer to the registration statement and to the exhibits filed with it. Statements contained in this prospectus as to the content of any contract or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contracts and/or other documents filed as exhibits to the registration statement, and these statements are qualified in their entirety by reference to the contract or document.


     The registration statement, including all exhibits, may be inspected without charge at the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549, and at the SEC's regional offices located at the Woolworth Building, 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials may also be obtained from the SEC's Public Reference at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, upon the payment of prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.


     The registration statement, including all exhibits and schedules and amendments, has been filed with the SEC through the Electronic Data Gathering, Analysis and Retrieval system, and are publicly available through the SEC's Web site located at http://www.sec.gov.

ITEM 13.  EXHIBITS, FINANCIAL STATEMENTS AND REPORTS ON FORM 8-K.

     (a) (1) Financial Statements

                              METROPOLITAN HEALTH
                        NETWORKS, INC. AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 2001

                                    CONTENTS

                                                               PAGE
                                                               ----
INDEPENDENT AUDITORS' REPORT................................    F-3
CONSOLIDATED FINANCIAL STATEMENTS
  Balance Sheet.............................................    F-4
  Statements of Operations..................................    F-5
  Statements of Changes in Stockholders' Equity (Deficiency
     in Assets).............................................    F-6
  Statements of Cash Flows..................................    F-7
  Notes to Financial Statements.............................    F-9

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Metropolitan Health Networks, Inc. and Subsidiaries
West Palm Beach, Florida

     We have audited the accompanying consolidated balance sheet of Metropolitan Health Networks, Inc. and Subsidiaries as of December 31, 2001, and the related consolidated statements of operations, changes in stockholders' equity (deficiency in assets), and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metropolitan Health Networks, Inc. and Subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has incurred substantial negative cash flows from operations since inception. In the absence of maintaining profitable operations and achieving positive cash flows from operations or obtaining additional debt or equity financing, the Company may have difficulty meeting current and long term obligations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans are also discussed in Note 2. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company can not continue in existence.

                                          KAUFMAN, ROSSIN & CO., P.A.

Miami, Florida
March 15, 2002

              METROPOLITAN HEALTH NETWORKS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 2001

                                  ASSETS
Current Assets
  Cash and cash equivalents.................................   $    393,968
  Accounts receivable, net of allowances of $4,748,900......     13,362,782
  Inventory.................................................        697,489
  Other current assets (including $104,000 due from
     officers)..............................................        451,627
                                                               ------------
          Total current assets..............................     14,905,866
Property and Equipment, net of accumulated depreciation and
  amortization of $1,626,517................................      1,336,168
Goodwill, net of accumulated amortization of $890,097.......      2,977,874
Other Assets................................................        142,767
                                                               ------------
          Total Assets......................................   $ 19,362,675
                                                               ============
                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable..........................................   $  4,076,628
  Advances from HMO.........................................      1,152,953
  Payroll taxes payable.....................................      2,631,179
  Accrued expenses..........................................      1,000,976
  Current maturities of capital lease obligations...........        106,002
  Current maturities of long-term debt......................        828,788
                                                               ------------
          Total current liabilities.........................      9,796,526
Capital Lease Obligations...................................        197,103
Long-term Debt..............................................        689,812
                                                               ------------
          Total Liabilities.................................     10,683,441
                                                               ------------
Commitments and Contingencies
Stockholders' Equity
  Preferred stock, par value $.001 per share; stated value
     $100 per share; 10,000,000 shares authorized; 5,000
     issued and outstanding.................................        500,000
  Common stock, par value $.001 per share; 80,000,000 shares
     authorized; 27,479,087 issued and outstanding..........         27,479
  Additional paid-in capital................................     26,044,905
  Accumulated deficit.......................................    (17,575,786)
  Common stock issued for services to be rendered...........       (317,364)
                                                               ------------
          Total stockholders' equity........................      8,679,234
                                                               ============
          Total Liabilities and Stockholders' Equity........   $ 19,362,675
                                                               ============

                            See accompanying notes.

              METROPOLITAN HEALTH NETWORKS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                 YEAR ENDED          YEAR ENDED
                                                              DECEMBER 31, 2001   DECEMBER 31, 2000
                                                              -----------------   -----------------
Revenues....................................................    $131,530,583        $119,129,854
Expenses
  Direct medical costs......................................     112,921,307         109,230,078
  Cost of sales.............................................       2,269,308                  --
  Payroll, payroll taxes and benefits.......................       7,445,882           4,072,887
  Depreciation and amortization.............................         870,284             666,330
  Bad debt expense..........................................         308,490             643,734
  Rent and leases...........................................         961,776             654,408
  Consulting expense........................................       1,275,226             323,304
  General and administrative................................       3,212,720           1,870,850
                                                                ------------        ------------
          Total expenses....................................     129,264,993         117,461,591
                                                                ------------        ------------
Income Before Other Income (Expense)........................       2,265,590           1,668,263
                                                                ------------        ------------
Other Income (Expense)
  Gain on settlements of litigation.........................         177,000           3,448,288
  Write down of accounts receivable from closed medical
     practice (GMA).........................................        (775,000)                 --
  Gain on settlement of capital lease obligations...........              --             572,000
  Interest and penalty expense..............................        (647,458)           (768,208)
  Other.....................................................          52,449               8,226
                                                                ------------        ------------
          Total other income (expense)......................      (1,193,009)          3,260,306
                                                                ------------        ------------
Income Before Income Taxes..................................       1,072,581           4,928,569
Income Tax Expense..........................................          63,827                  --
                                                                ------------        ------------
Net Income..................................................    $  1,008,754        $  4,928,569
                                                                ============        ============
Weighted Average Number of Common Shares Outstanding........      25,859,411          16,887,402
                                                                ============        ============
Net Earnings Per Share, basic...............................    $       0.04        $       0.28
                                                                ============        ============
Net Earnings Per Share, diluted.............................    $       0.04        $       0.24
                                                                ============        ============

                            See accompanying notes.

              METROPOLITAN HEALTH NETWORKS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                             (DEFICIENCY IN ASSETS)
                     YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                        COMMON               ADDITIONAL
                              PREFERRED   PREFERRED     STOCK      COMMON      PAID-IN      PREPAID    ACCUMULATED
                               SHARES       STOCK       SHARES      STOCK      CAPITAL     EXPENSES      DEFICIT         TOTAL
                              ---------   ---------   ----------   -------   -----------   ---------   ------------   -----------
BALANCES -- DECEMBER 31,
  1999......................    5,000     $500,000    12,111,888   $12,112   $13,488,391   $      --   $(23,513,109)  $(9,512,606)
Shares issued in lieu of
  compensation..............       --           --        55,019       55         48,196          --             --        48,251
Shares issued for consulting
  services..................       --           --       461,103      461        214,461     (33,258)            --       181,664
Shares issued in connection
  with private placements...       --           --       874,176      874      1,061,968          --             --     1,062,842
Shares issued for loans.....       --           --     2,773,001    2,773      2,385,961          --             --     2,388,734
Shares issued for directors'
  fees......................       --           --        97,666       98         28,551          --             --        28,649
Shares issued for interest
  expense and late fees.....       --           --       890,951      891        134,193          --             --       135,084
Shares issued in connection
  with acquisition..........       --           --        64,000       64         93,703          --             --        93,767
Shares issued in
  settlement................       --           --     3,660,333    3,660      1,188,822          --             --     1,192,482
Exercise of options and
  warrants..................       --           --       729,096      729        160,362          --             --       161,091
Issuance of options for
  services..................       --           --            --       --        132,106          --             --       132,106
Net income..................       --           --            --       --             --          --      4,928,569     4,928,569
                                -----     --------    ----------   -------   -----------   ---------   ------------   -----------
BALANCES -- DECEMBER 31,
  2000......................    5,000      500,000    21,717,233   21,717     18,936,714     (33,258)   (18,584,540)      840,633
Shares issued in connection
  with private placements,
  net.......................       --           --     3,312,788    3,313      5,027,986          --             --     5,031,299
Shares issued upon
  conversion of convertible
  debt......................       --           --       826,298      826        799,175          --             --       800,001
Shares issued for consulting
  services and
  compensation..............       --           --        25,000       25         15,863          --             --        15,888
Shares issued for prepaid
  consulting agreement,
  net.......................       --           --       462,500      463        290,252    (162,679)            --       128,036
Exercise of options and
  warrants..................       --           --       685,516      686        452,202          --             --       452,888
Shares issued for directors'
  fees......................       --           --        63,376       63         81,436          --             --        81,499
Shares issued for interest
  expense and late fees.....       --           --       139,443      139         61,552          --             --        61,691
Shares issued in connection
  with line of credit.......       --           --        57,767       58         73,919          --             --        73,977
Shares issued in
  settlement................       --           --       189,166      189        102,579          --             --       102,768
Issuance of options for
  services, net.............       --           --            --       --        203,227    (121,427)            --        81,800
Net income..................       --           --            --       --             --          --      1,008,754     1,008,754
                                -----     --------    ----------   -------   -----------   ---------   ------------   -----------
BALANCES -- DECEMBER 31,
  2001......................    5,000     $500,000    27,479,087   $27,479   $26,044,905   $(317,364)  $(17,575,786)  $ 8,679,234
                                =====     ========    ==========   =======   ===========   =========   ============   ===========

                            See accompanying notes.

              METROPOLITAN HEALTH NETWORKS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                 YEAR ENDED          YEAR ENDED
                                                              DECEMBER 31, 2001   DECEMBER 31, 2000
                                                              -----------------   -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................     $1,008,754          $4,928,569
                                                                 ----------          ----------
  Adjustments to reconcile net income to net cash used in
    operating activities:
    Depreciation and amortization...........................        870,284             666,330
    Gain on settlements of litigation.......................       (177,000)         (3,448,288)
    Provision for bad debts.................................        308,490             643,734
    Write-down of accounts receivable from closed
      practice..............................................        775,000                  --
    Write-off of goodwill from closed practice..............         54,161                  --
    Gain on settlement of capital lease obligations.........             --            (572,000)
    Amortization of discount on note payable................         36,206              36,206
    Stock options granted in lieu of compensation...........         81,800                  --
    Stock options granted for professional services.........             --             132,106
    Stock issued in lieu of compensation....................         97,362              76,900
    Stock issued for professional services..................        128,036             126,235
    Stock issued for interest and late fees.................         61,691             135,084
    Stock issued in connection with settlements.............        102,768             179,868
    Changes in operating assets and liabilities:
      Accounts receivable...................................     (7,030,839)         (4,704,246)
      Inventory.............................................       (334,377)                 --
      Other current assets..................................       (307,139)            168,641
      Other assets..........................................        (79,111)           (249,323)
      Due to related parties................................       (105,800)             10,095
      Accounts payable and accrued expenses.................      1,978,207            (897,254)
      Unearned revenue......................................       (906,944)            781,944
      Medical claims payable................................             --             (98,907)
                                                                 ----------          ----------
         Total adjustments..................................     (4,447,205)         (7,012,875)
                                                                 ----------          ----------
         Net cash used in operating activities..............     (3,438,451)         (2,084,306)
                                                                 ----------          ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash consideration paid for companies acquired............        (23,900)           (758,486)
  Capital expenditures......................................       (349,692)           (265,858)
                                                                 ----------          ----------
         Net cash used in investing activities..............       (373,592)         (1,024,344)
                                                                 ----------          ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from exercise of stock options and warrants......        452,888             161,091
  Net repayments under line of credit facilities............             --            (709,568)
  Repayments of notes payable...............................       (434,113)         (1,686,805)
  Borrowings on notes payable...............................        733,587           3,554,867
  Net borrowings (repayments) of capital lease
    obligations.............................................        (52,049)           (185,984)
  Net proceeds from issuance of common stock................      5,105,905           1,062,842
  Advances from (repayments to) HMO.........................     (1,644,931)            956,931
                                                                 ----------          ----------
         Net cash provided by financing activities..........      4,161,287           3,153,374
                                                                 ----------          ----------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................        349,244              44,724
CASH AND CASH EQUIVALENTS -- BEGINNING......................         44,724                  --
                                                                 ----------          ----------
CASH AND CASH EQUIVALENTS -- ENDING.........................     $  393,968          $   44,724
                                                                 ==========          ==========

                            See accompanying notes.

              METROPOLITAN HEALTH NETWORKS, INC. AND SUBSIDIARIES

                     YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                 YEAR ENDED          YEAR ENDED
                                                              DECEMBER 31, 2001   DECEMBER 31, 2000
                                                              -----------------   -----------------
Supplemental Disclosures:
  Interest paid.............................................      $471,130           $  599,000
                                                                  --------           ----------
  Income taxes paid.........................................      $ 63,827           $       --
                                                                  --------           ----------
Supplemental Disclosure of Non-cash Investing and Financing
  Activities (Note 3)
  Common stock issued in connection with acquisitions.......      $     --           $   66,767
                                                                  --------           ----------
  Issuance of notes payable in connection with
     acquisitions...........................................      $150,000           $       --
                                                                  --------           ----------
  Fair value of assets received in connection with
     acquisitions...........................................      $ 78,608           $  134,550
                                                                  --------           ----------
  Fair value of liabilities assumed in connection with
     acquisitions...........................................      $507,462           $  198,769
                                                                  --------           ----------
  Capital lease obligations incurred on purchases of
     equipment..............................................      $277,074           $       --
                                                                  --------           ----------
  Purchase price in excess of net assets acquired...........      $158,853           $  340,760
                                                                  --------           ----------
  Conversion of debt into common stock......................      $800,001           $2,388,734
                                                                  --------           ----------
  Common stock issued as contingent consideration in
     connection with acquisition............................      $     --           $   27,000
                                                                  --------           ----------
  Common stock issued in connection with settlements........      $     --           $1,012,614
                                                                  --------           ----------

                            See accompanying notes.

              METROPOLITAN HEALTH NETWORKS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of Metropolitan Health Networks, Inc. and all subsidiaries. The consolidated group is referred to, collectively, as the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

  ORGANIZATION AND BUSINESS ACTIVITY

     The Company was incorporated in January 1996, under the laws of the State of Florida for the purpose of acquiring and operating health care related businesses. The Company operates principally in South and Central Florida. The Company and certain of the wholly owned general medical practices operate under agreements with a national health maintenance organization (HMO). Commencing in 1999, the Company entered into additional agreements with the HMO in locations where it did not have owned medical practices and in connection therewith, began contracting with physicians to provide medical care to certain patients through non-owned medical practices (see accounts receivable and revenue recognition).

     In October 2000, the Company acquired a clinical laboratory, which operates in South Florida. In June 2001 the Company opened a pharmacy to service its patient base in Central Florida. Commencing in the third quarter of 2001, the Company expanded its pharmacy division into New York and Maryland.

  SEGMENT REPORTING

     The Company applies Financial Accounting Standards Boards ("FASB") statement No. 131, "Disclosure about Segments of an Enterprise and Related Information". The Company has considered its operations and has determined that in 2000 it operated in one segment and in 2001 it operated in three operating segments for purposes of presenting financial information and evaluating performance. As such, the accompanying financial statements present information in a format that is consistent with the financial information used by management for internal use.

  CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. From time to time, the Company maintains cash balances with financial institutions in excess of federally insured limits.

  INVENTORY

     Inventories consist principally of prescription drugs that are stated at the lower of cost or market determined by the first-in, first-out method.

  PROPERTY AND EQUIPMENT

     Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not extend the lives of the respective assets are charged to expense currently.

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

              METROPOLITAN HEALTH NETWORKS, INC. AND SUBSIDIARIES

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  DEPRECIATION AND AMORTIZATION

     Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements and property under capital leases is computed on a straight-line basis over the shorter of the estimated useful lives of the assets or the term of the lease. The range of useful lives is as follows:

Machinery and equipment.....................................   5 - 7 years
Computer and office equipment, including items under capital   5 - 7 years
  lease.....................................................
Furniture and fixtures......................................   5 - 7 years
Auto equipment..............................................       5 years
Leasehold improvements......................................       5 years

  USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the periods presented. Actual results could differ from those estimates.

     In the health care environment, it is almost always at least reasonably possible that estimates could change in the near term as a result of one or more future confirming events. With regard to revenues, expenses and receivables arising from agreements with the HMO, the Company estimates amounts it believes will ultimately be realizable through the use of judgments and assumptions about future decisions. It is reasonably possible that some or all of these estimates could change in the near term by an amount that could be material to the financial statements.

     Revenues from the HMO accounted for approximately 96% of the Company's total revenues for 2001 and 2000. Programs with the HMO are sometimes complex and at times subject to different interpretation by the Company and the HMO. The 2001 gross profit under agreements with the HMO was increased by approximately $1.9 million due to the favorable settlement during 2001 with the HMO relating to certain costs estimated as of December 31, 2000.

     Direct medical expenses are based in part upon estimates of claims incurred but not reported (IBNR) and estimates of retroactive adjustments to be applied by the HMO. The IBNR estimates are made by the HMO utilizing actuarial methods and are continually evaluated by management of the Company based upon its specific claims experience. The estimates of retroactive adjustments to be applied by the HMO are based upon current agreements with the HMO to modify certain amounts previously charged to the Company. Management believes its estimates of IBNR claims and estimates of retroactive adjustments are reasonable, however, it is reasonably possible the Company's estimate of these costs could change in the near term, and those changes may be material.

     From time to time, the Company is charged for certain medical expenses for which, under its contract with the HMO, the Company believes it is not liable. In connection therewith, the Company is contesting certain costs aggregating approximately $11 million. Management's estimate of recovery on these contestations is determined based upon its judgment and its consideration of several factors including the nature of the contestations, historical recovery rates and other qualitative factors. Accordingly, net amount due from the HMO has been increased by approximately $2 million, which represents an estimated recovery of 20% of 2000

              METROPOLITAN HEALTH NETWORKS, INC. AND SUBSIDIARIES

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

and 2001 contestations outstanding at December 31, 2001. It is reasonably possible the Company's estimate of these recoveries could change in the near term, and those changes may be material.

     Non-HMO accounts receivable, aggregating approximately $7,568,000 at December 31, 2001 relate principally to medical services provided on a fee for service basis, and are reduced by amounts estimated to be uncollectible (approximately $4,748,000). Management's estimate of uncollectible amounts is based upon its analysis of historical collections and other qualitative factors, however it is reasonable possible the company's estimate of uncollectible amounts could change in the near term, and those changes may be material.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" requires that the Company disclose estimated fair values for its financial instruments. The following methods and assumptions were used by the Company in estimating the fair values of each class of financial instruments disclosed herein:

          Cash and Cash Equivalents -- The carrying amount approximates fair value because of the short maturity of those instruments.

          Line of Credit Facilities, Capital Lease Obligations, Long-term Debt -- The fair value of line of credit facilities, capital lease obligations and long-term debt are estimated using discounted cash flows analyses based on the Company's incremental borrowing rates for similar types of borrowing arrangements. At December 31, 2001, the fair values approximate the carrying values.

  NET INCOME PER SHARE

     The following table sets forth the computations of basic earnings per share and diluted earnings per share:

                                                         YEAR ENDED          YEAR ENDED
                                                      DECEMBER 31, 2001   DECEMBER 31, 2000
                                                      -----------------   -----------------
Net income..........................................     $ 1,008,754         $ 4,928,569
Less: preferred stock dividends.....................          50,000             166,667
                                                         -----------         -----------
Income available to common shareholders.............         958,754           4,761,902
Denominator:
Weighted average common shares outstanding..........      25,859,411          16,887,402
                                                         -----------         -----------
Basic earnings per common share.....................     $      0.04         $      0.28
                                                         ===========         ===========
Net income..........................................     $ 1,008,754         $ 4,928,569
Interest on convertible securities..................          43,870               8,743
                                                         -----------         -----------
                                                           1,052,624           4,937,312
                                                         -----------         -----------

              METROPOLITAN HEALTH NETWORKS, INC. AND SUBSIDIARIES

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


                                                         YEAR ENDED          YEAR ENDED
                                                      DECEMBER 31, 2001   DECEMBER 31, 2000
                                                      -----------------   -----------------
Denominator:
Weighted average common shares outstanding..........      25,859,411          16,887,402
Common shares equivalents of outstanding stock:
  Stock options.....................................       2,094,366           2,576,405
  Warrants..........................................         157,035             187,979
  Convertible preferred stock.......................         743,508             820,210
  Convertible debt..................................         286,413             462,500
                                                         -----------         -----------
                                                          29,140,733          20,934,496
                                                         -----------         -----------
Diluted earnings per common share...................     $      0.04         $      0.24
                                                         ===========         ===========

  ACCOUNTS RECEIVABLE AND REVENUE RECOGNITION

     The Company recognizes revenues, net of contractual allowances, as medical services are provided to patients. These services are typically billed to patients, Medicare, Medicaid, health maintenance organizations and insurance companies. The Company provides an allowance for uncollectible amounts and for contractual adjustments relating to the difference between standard charges and agreed upon rates paid by certain third party payors.

     The Company is a party to certain managed care contracts and provides medical care to its patients through owned and non-owned medical practices. Accordingly, revenues under these contracts are reported as Provider Service Network (PSN) revenues, and the cost of provider services under these contracts are not included as a deduction to net revenues of the Company but are reported as an operating expense. In connection with its PSN operations, the Company is exposed to losses to the extent of its share (100% for Medicare Part B and 50% for Medicare Part A) of deficits, if any, on its owned and non-owned managed medical practices.

  ADVANCES FROM HMO

     Advances represent amounts advanced from the HMO to the Company. These advances are due on demand and are being repaid via offsets to future revenues earned from the HMO.

  GOODWILL

     In connection with its acquisitions of physician and ancillary practices, the Company has recorded goodwill of $3,867,971 and $3,783,692 as of December 31, 2001 and 2000, respectively, which is the excess of the purchase price over the fair value of the net assets acquired. The goodwill is attributable to the general reputation of these businesses in the communities they serve, the collective experience of the management and other employees, relationships between the physicians and their patients, and other similar intangible assets. The Company evaluates the underlying facts and circumstances related to each acquisition in establishing amortization periods for the related goodwill. The goodwill related to current and prior year's acquisitions is being amortized on a straight-line basis over 10 years.

     The Company continuously evaluates whether events have occurred or circumstances exist which impact the recoverability of the carrying value of long-lived assets and related goodwill, pursuant to Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

              METROPOLITAN HEALTH NETWORKS, INC. AND SUBSIDIARIES

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  CAPITAL LEASE SETTLEMENT

     During the year ended December 31, 2000, a vendor/lessee to a former subsidiary disposed of during 1999 repossessed equipment from the former subsidiary in partial satisfaction of certain company obligations. In connection with this satisfaction, the Company recorded other income of approximately $572,000.

  INCOME TAXES

     The Company accounts for income taxes according to Statement of Financial Accounting Standards No. 109, which requires a liability approach to calculating deferred income taxes. Under this method, the Company records deferred taxes based on temporary differences between the tax bases of the Company's assets and liabilities and their financial reporting bases. A valuation allowance is established when it is more likely than not that some or all of the deferred tax assets will not be realized.

  NEW ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board ("FASB") issued two new pronouncements: Statement of Financial Accounting Standards ("SFAS") No 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 is effective as follows: a) use of the pooling-of-interest method is prohibited for business combinations initiated after June 30, 2001; and b) the provisions of SFAS 141 apply to all business combinations accounted for by the purchase method that are completed after June 30, 2001 (that is, the date of the acquisition is July 2001 or later). There are also transition provisions that apply to business combinations completed before July 1, 2001, that were accounted for by the purchase method. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 for all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. SFAS No. 142 specifies that goodwill and some intangible assets will no longer be amortized but instead will be subject to periodic impairment testing. The Company is currently assessing the impact of SFAS Nos. 141 and 142 which is not expected to have a material impact on the Company's financial statements, however, future amortization of goodwill that relate to future acquisitions will be affected by these statements.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method over its useful life. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. It supersedes, with exceptions, SFAS No 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and is effective for fiscal years beginning after December 15, 2001. The Company is currently assessing the impact of SFAS No. 143 and No. 144 which are not expected to have a material impact on the Company's financial statements.

  RECLASSIFICATIONS

     Certain amounts in the 2000 financial statements have been reclassified to conform with 2001 presentation.

              METROPOLITAN HEALTH NETWORKS, INC. AND SUBSIDIARIES

NOTE 2.  GOING CONCERN

     The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which contemplates continuation of the Company as a going concern. However, the Company has incurred substantial negative cash flows from operations in 2001 partly as a result of the Company's diversification of its revenue base, including the pharmacy and clinical laboratory operations. Although the Company believes it will become cash flow positive from operations in 2002, there can be no assurance that this will occur. In the absence of achieving positive cash flows from operations or obtaining additional debt or equity financing, the Company may have difficulty meeting current and long-term obligations, and may be forced to discontinue a business segment or overall operations.

     To address these concerns, the Company continues to pursue the sale of its common stock through private placement offerings. In the first quarter of 2002, the Company issued 500,000 shares of common stock in connection with private placement offerings, resulting in net proceeds of $500,000. Additionally, the Company borrowed $1,700,000 on short-term notes payable and $625,000 in long-term notes payable, with varying interest rates and maturities. The proceeds from these transactions were used for working capital.

     In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financial obligations. Management believes that actions presently being taken, as described in the preceding paragraph, provide the opportunity for the Company to continue as a going concern, however, there is no assurance this will occur.

NOTE 3.  ACQUISITIONS AND DISPOSALS

 ALPHA CLINICAL PURCHASE

     During October 1999, the Company entered into a management agreement with Alpha Clinical Laboratory (Alpha) to act as Alpha's management company for a fee of 10% of Alpha's collections. Concurrently, the Company entered into an unconditional and irrevocable option to purchase or designate a third party to purchase at any time prior to October 31, 2000 all of the outstanding common stock of Alpha. Subsequent to October 1999, the Company began advancing Alpha funds to support its operations. At December 31, 1999 the Company had advanced approximately $210,000 to Alpha. On May 12, 2000 these advances, plus additional advances in 2000 were converted into a promissory note in the amount of $512,000.

     Effective October 1, 2000, the Company acquired Alpha for approximately $1,035,000. The acquisition was accounted for as a purchase. Accordingly, the purchase price was allocated to the net assets acquired based upon their fair market values. In connection with this acquisition, approximately $1,099,000 was allocated to goodwill as follows:

50,000 shares of the Company's common stock.................   $   66,767
Forgiveness of promissory note and other advances...........      968,000
Total consideration.........................................    1,034,767
Fair value of assets acquired...............................     (134,775)
Fair value of liabilities assumed...........................      198,769
                                                               ----------
                                                               $1,098,761
                                                               ==========

     The results of the operations beginning October 1, 2000 are included in the Company's consolidated statements of operations.

              METROPOLITAN HEALTH NETWORKS, INC. AND SUBSIDIARIES

NOTE 3.  ACQUISITIONS AND DISPOSALS (CONTINUED)

     Unaudited pro forma results of operations, assuming the business combination had occurred at the beginning of 2000, after giving effect to certain adjustments resulting from the acquisition, were as follows:

                                                                 FOR THE YEAR
                                                                     ENDED
                                                               DECEMBER 31, 2000
                                                               -----------------
Revenue.....................................................     $119,372,854
Net income..................................................        4,640,569
Net income per share........................................             0.26

     The pro forma data is provided for information purposes only and does not purport to be indicative of results which actually would have been obtained if the combination had been effected at the beginning of each period presented, or of those results which may be obtained in the future.

  THE PRACTICES

     Effective April 1, 1998, the Company acquired two physician practices (the Practices) from Primedica Healthcare, Inc. (Primedica) for $2,431,123. The purchase price consisted of a 7.5% note payable of $3,500,000, which was to be amortized over 20 years, with a balloon payment due on April 1, 2003 (the Promissory Note). The Company discounted this Promissory Note $1,068,877 based upon the Company's incremental borrowing rate at April 1, 1998 (16%). The acquisition was accounted for as a purchase, and accordingly, the purchase price was allocated to the net assets acquired based on their estimated fair market values. As a result of this acquisition, $1,588,349 was allocated to goodwill.

     During 1999, the Company defaulted on the Promissory Note and a judgement was entered against the Company for $4,745,370. Accordingly, the Promissory Note was increased to $4,745,370, and a loss of $2,206,448 was recorded in the consolidated statement of operations for the year ended June 30, 1999.

     Subsequent to June 30, 1999, the Company and Primedica reached a settlement whereby the Company agreed to pay Primedica $1,513,235, subject to a provision stating that if timely payments were not received by Primedica, the Company would be liable for $4,745,364. On October 26, 1999, the Company was notified by Primedica that it was in default of this settlement agreement.

     In August 2000, the Company and Primedica reached a final settlement agreement providing for full settlement of all Primedica judgments upon a payment of $350,000. In connection therewith, the Company recorded "other income" of approximately $3,400,000 for the year ended December 31, 2000.

              METROPOLITAN HEALTH NETWORKS, INC. AND SUBSIDIARIES

NOTE 4.  PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                                               DECEMBER 31, 2001
                                                               -----------------
Equipment under capital lease...............................      $   713,909
Machinery and medical equipment.............................          315,630
Furniture and fixtures......................................          352,168
Leasehold improvements......................................          520,928
Computer and office equipment...............................          998,670
Automobile equipment........................................           61,380
                                                                  -----------
                                                                    2,962,685
Less accumulated depreciation and amortization..............       (1,626,517)
                                                                  -----------
                                                                  $ 1,336,168
                                                                  ===========

     Accumulated amortization of computer equipment and office equipment under capital leases was $430,794 at December 31, 2001.

     Depreciation and amortization expense totaled approximately $512,000 and $287,000 for the years ended December 31, 2001 and 2000.

NOTE 5.  EQUITY LINE OF CREDIT FACILITY

     On March 30, 2001 the Company entered into an equity line of credit agreement with a British Virgin Islands corporation (Purchaser), in order to establish a possible source of funding for the Company's planned operations. The equity line of credit agreement establishes what is sometimes also referred to as an equity drawdown facility (Equity Facility).

     Under the Equity Facility, the Purchaser agreed to provide the Company with up to $12,000,000 of funding during the twenty-four (24) month period following the date of an effective registration statement. During this twenty-four (24) month period, the Company may request a drawdown under the Equity Facility by selling shares of its common stock to the Purchaser, and the Purchaser would be obligated to purchase the shares. The Company may request a drawdown once every 27 trading days, although the Company was under no obligation to request any drawdowns under the Equity Facility.

     As consideration for extending the equity line of credit, the Company granted Purchaser warrants to purchase up to the number of shares equaling $720,000 based upon the average closing price of the Company's common stock for the 15 trading days prior to the closing of this agreement (Base Price). The warrant entitles the Purchaser to purchase such shares for 120% of the Base Price at any time prior to March 30, 2004. As partial consideration for placement agent's services in connection with this offering, the Company granted the placement agent warrants to purchase up to the number of shares equaling $840,000 based upon the Base Price, for 120% of the Base Price, any time prior to March 30, 2004.

     During 2001, the Company received approximately $74,000 under the Equity Facility and on March 5, 2002, the Company terminated the Equity Facility.

NOTE 6.  UNEARNED REVENUE

     On August 22, 2000, the Company entered into a Pharmacy Services Agreement (Pharmacy Agreement) with a medical management and software company (Pharmacy Consultant), to provide consulting, technology, and software services for the Company's start-up pharmacy operation, for an initial term of three

              METROPOLITAN HEALTH NETWORKS, INC. AND SUBSIDIARIES

NOTE 6.  UNEARNED REVENUE (CONTINUED)

years. In connection with this agreement, the Pharmacy Consultant paid the Company $500,000, subject to return if the Company elects to cancel the Pharmacy Agreement under certain provisions. On October 6, 2000, the Company received an additional $500,000 in funding from the Pharmacy Consultant in connection with a 10-year exclusive preferred provider agreement. This amount was required to be repaid, together with interest at prime plus 2%, should the Company default or elect to cancel the Agreement. Of these amounts, approximately $132,000 and $94,000 were recognized as revenue during the years ended December 31, 2001 and 2000, respectively.

     On June 1, 2001, the Company terminated these agreements. Under the terms of the termination, the Company purchased assets totaling $99,000 and assumed certain liabilities totaling $78,000 of a Daytona pharmacy servicing the Company's patients. In addition, the Company agreed to retain the Pharmacy Consultant for a period of one year for a prepaid amount of $300,000. Of this amount, $125,000 is included in prepaid expenses at December 31, 2001. Total consideration paid for the net assets and the unamortized balances on the agreements was $1,028,000, on which the Company recognized a gain in the amount of $68,000.

NOTE 7.  CAPITAL LEASE OBLIGATIONS

     The Company is obligated under capital leases relating to certain of its property and equipment. Future minimum lease payments for capital lease obligations as of December 31 were as follows:

2002........................................................   $ 155,792
2003........................................................     142,521
2004........................................................      88,849
                                                               ---------
                                                                 387,162
Less amount representing interest...........................     (84,057)
                                                               ---------
                                                                 303,105
Less current maturities.....................................    (106,002)
                                                               ---------
                                                               $ 197,103
                                                               =========

NOTE 8.  LONG-TERM DEBT

     Long-term debt consisted of the following:

Note payable to HMO; interest at 5%, increased to 14% if
  note defaults; payable in 60 monthly installments of
  $7,489 commencing May 1, 1999; collateralized by accounts
  receivable and property and equipment.                       $  208,583
Notes payable with interest prepaid in the form of one share of the Company's common stock for each dollar loaned, plus additional interest upon default; principal payable in 6
  equal installments. The holders of these notes have the
  right to convert the outstanding obligation to common
  stock at $1 per share at any time.                              202,991
Note payable with interest at prime plus 5% (9.75% at
  December 31, 2001), payable in installments of $25,000 per week beginning March 1, 2002 for six weeks, then five
  monthly payments of $50,000 and one monthly payment of
  $100,000; collateralized by accounts receivable and
  property and equipment. Should the Company not comply with the terms of the arrangement, additional amounts of
  approximately $180,000 will become due and owning, and the
  interest rate will be increased by 5%.                          500,187

              METROPOLITAN HEALTH NETWORKS, INC. AND SUBSIDIARIES

NOTE 8.  LONG-TERM DEBT (CONTINUED)

Promissory notes; unsecured, with interest at 10%, increased to 15% upon default, due and payable at various dates from
  April to June 2003. The holders have the right to convert
  the entire amount outstanding into shares of common stock
  at varying prices from $0.74 to $1.00 per share, at any
  time.                                                           504,191
Promissory note to shareholder of the Company, interest at
  8% due and payable on March 30, 2004, or as otherwise
  agreed to by the parties. The payee at his discretion may
  convert amount outstanding on the note into shares of the
  common stock of the Company at $2.50 per share. The note
  has 16,667 attached warrants at prices ranging from $2.50
  to $4.00, also expiring March 30, 2004.                          67,000
Promissory note, interest at 10%, due on demand;
  collateralized by certain assets of the Company.                 35,648
                                                               ----------
                                                                1,518,600
Less current maturities                                           828,788
                                                               ----------
Long-term debt                                                 $  689,812
                                                               ==========

     Aggregate maturities of long-term debt for years subsequent to December 31, 2001, are as follows:

2002........................................................   $  828,788
2003........................................................      622,812
2004........................................................       67,000
                                                               ----------
                                                               $1,518,600
                                                               ==========

NOTE 9.  RELATED PARTY TRANSACTIONS

 DUE TO RELATED PARTIES

     For the year ended December 31, 2000, approximately $238,000 of Company expenses were paid by the former owner of GMA, who is presently a shareholder and director of the Company. During 2001 these amounts were repaid. At December 31, 2001, amounts owed to the Company by officers totaled approximately $104,000.

NOTE 10.  INCOME TAXES

     The components of income taxes were as follows:


                                                                2001         2000
                                                              ---------   -----------
Provision (Benefit) For Income Taxes
  Current
     Federal................................................  $  63,827   $        --
     State..................................................         --            --
  Deferred
     Federal................................................    831,000     1,616,000
     State..................................................    143,000       278,000
                                                              ---------   -----------
Change in Valuation Allowance...............................   (974,000)   (1,894,000)
                                                              ---------   -----------
Income Tax Expense..........................................  $  63,827   $        --
                                                              =========   ===========

              METROPOLITAN HEALTH NETWORKS, INC. AND SUBSIDIARIES

NOTE 10.  INCOME TAXES (CONTINUED)

     The effective tax rate for the year ended December 31, 2001, differed from the federal statutory rate due principally to a decrease in the deferred tax asset valuation allowance offset partially by alternative minimum taxes.

     The effective tax rate for the year ended December 31, 2000, differed from the federal statutory rate due to state income tax benefits of approximately $278,000, a decrease in the valuation allowance of approximately $1,894,000 and permanent and other differences of approximately $193,000.


     The Company has net operating loss carryforwards of approximately $14,498,000, expiring in various years through 2019.


     At December 31, 2001, approximate deferred tax assets and liabilities were as follows:

 DEFERRED TAX ASSETS:

Allowances for doubtful accounts............................   $1,787,000
Net operating loss carryforward.............................    4,525,000
                                                               ----------
  Total deferred tax assets.................................    6,312,000
                                                               ----------

 DEFERRED TAX LIABILITIES:

Cash basis subsidiaries.....................................       247,000
Amortization................................................        15,000
Depreciation................................................        30,000
                                                               -----------
  Total deferred tax liabilities............................       292,000
                                                               -----------
Net deferred tax asset......................................     6,020,000
Less valuation allowance....................................    (6,020,000)
                                                               ===========
                                                               $        --
                                                               ===========

NOTE 11.  STOCKHOLDERS' EQUITY

     As of December 31, 2001, the Company has designated 30,000 preferred shares as Series A preferred stock, par value $.001, of which 5,000 were issued and outstanding. Each share of Series A preferred stock has a stated value of $100 and pays dividends equal to 10% of the stated value per annum. At December 31, 2001, the aggregate and per share amounts of cumulative dividend arrearages were approximately $216,667 and $43.40. Each share of Series A preferred stock is convertible into shares of common stock at the option of the holder at the lesser of 85% of the average closing bid price of the common stock for the ten trading days immediately preceding the conversion or $6.00. The Company has the right to deny conversion of the Series A preferred stock, at which time the holder shall be entitled to receive and the Company shall pay additional cumulative dividends at 5% per annum, together with the initial dividend rate to equal 15% per annum. In the event of any liquidation, dissolution or winding up of the Company, holders of the Series A preferred stock shall be entitled to receive a liquidating distribution before any distribution may be made to holders of common stock of the Company.

     The Company has also designated 7,000 shares of preferred stock as Series B preferred stock, with a stated value of $1,000 per share. At December 31, 2001, there were no shares of series B preferred stock issued and outstanding.

     At December 31, 2001, the Company had 1,844,150 warrants outstanding.

              METROPOLITAN HEALTH NETWORKS, INC. AND SUBSIDIARIES

NOTE 12.  STOCK OPTIONS

     The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") in 1997. The Company has elected to continue using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for employee stock options. Accordingly, compensation expense has been recorded to the extent that the market value of the underlying stock exceeded the exercise price at the date of grant. For the years ended December 31, 2001 and 2000 compensation costs and professional services related to stock options amounted to approximately $81,800 and $132,106, respectively.

     Stock option activity for the two years ended December 31, 2001 were as follows:

                                                           NUMBER OF    WEIGHTED AVERAGE
                                                            OPTIONS      EXERCISE PRICE
                                                           ----------   ----------------
Balance, December 31, 1999...............................   2,643,692        $3.70
Granted during the year..................................   3,868,000         1.21
Exercised and returned during the year...................    (357,028)        0.53
Forfeited during the year................................  (1,103,217)        1.42
                                                           ----------
Balance, December 31, 2000...............................   5,051,447         1.88
Granted during the year..................................   1,474,000         1.48
Exercised and returned during the year...................    (514,000)        0.59
Forfeited during the year................................    (275,197)        4.26
                                                           ----------
Balance, December 31, 2001...............................   5,736,250         1.81
                                                           ----------
Exercisable, December 31, 2000...........................   3,317,975         2.06
                                                           ==========
Exercisable, December 31, 2001...........................   3,939,974         1.85
                                                           ----------

     The following table summarizes information about stock options outstanding at December 31, 2001:

                                      OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
                                  ----------------------------   ----------------------------
                                              WEIGHTED AVERAGE               WEIGHTED AVERAGE
                                                 REMAINING                      REMAINING
                                  NUMBER OF   CONTRACTUAL LIFE   NUMBER OF   CONTRACTUAL LIFE
EXERCISE PRICE                     OPTIONS        (YEARS)         OPTIONS        (YEARS)
--------------                    ---------   ----------------   ---------   ----------------
$0.100 -- $ 1.000...............  3,445,725         3.90         2,384,449         3.54
 1.140 --   2.000...............    797,450         3.61           607,450         3.41
 2.020 --   3.000...............    930,700         2.68           535,700         1.76
 3.125 --   5.000...............    144,100         3.89           144,100         3.89
 5.500 --   8.000...............    247,000         3.97            97,000         1.83
 8.400 --  18.000...............    171,275         0.56           171,275         0.56
                                  =========                      ---------
                                  5,736,250                      3,939,974
                                  ---------                      ---------

     The weighted average fair value per option as of grant date was $0.58 for stock options granted during the year ended December 31, 2001. The determination of the fair value of all stock options granted during the year ended December 31, 2001 was based on (i) risk-free interest rate of 3.51%, (ii) expected option lives ranging from 1 to 4 years, depending on the vesting provisions of each option, (iii) expected volatility in the market price of the Company's common stock of 100%, and (iv) no expected dividends on the underlying stock.

     The weighted average fair value per option as of grant date was $0.21 for stock options granted during the year ended December 31, 2000. The determination of the fair value of all stock options granted during the year

              METROPOLITAN HEALTH NETWORKS, INC. AND SUBSIDIARIES

NOTE 12.  STOCK OPTIONS (CONTINUED)

ended December 31, 2000 was based on (i) risk-free interest rate of 5.3%, (ii) expected option lives ranging from 1 to 7 years, depending on the vesting provisions of each option, (iii) expected volatility in the market price of the Company's common stock of 100%, and (iv) no expected dividends on the underlying stock.

     The following table summarizes the pro forma consolidated results of operations of the Company as though the fair value based accounting method in SFAS 123 had been used in accounting for stock options.

                                                                2001        2000
                                                              --------   ----------
Net income..................................................  $239,210   $4,219,555
Net income per share, basic.................................      0.01         0.24
Net income per share, diluted...............................      0.01         0.20

NOTE 13.  COMMITMENTS AND CONTINGENCIES

  LEASES

     The Company leases office and medical facilities under various non-cancelable operating leases. Approximate future minimum payments under these leases for the years ended December 31, are as follows:

2002........................................................   $  902,000
2003........................................................      624,000
2004........................................................      489,000
2005........................................................      449,000
2006........................................................      249,000
Thereafter..................................................      141,000
                                                               ----------
Total.......................................................   $2,854,000
                                                               ==========

  EMPLOYMENT CONTRACTS

     The Company has employment contracts with certain executives, physicians and other clinical and administrative employees. Future annual minimum payments under these employment agreements for the years ended December 31, are as follows:

2002........................................................   $2,556,000
2003........................................................    1,023,000
2004........................................................      908,000
2005........................................................      616,000
                                                               ----------
                                                               $5,103,000
                                                               ==========

     Under the terms of the employment agreement with the Company's Chief Executive Officer (CEO), if the Company terminates the CEO without good cause, the Company would be obligated to continue to pay all salary and any current and future bonuses that would have been earned under the agreement. In addition, the CEO would also be entitled to all stock options earned or not yet earned through the full term of the Agreement, and the Company would be required to register all shares owned, directly or indirectly by the CEO.

              METROPOLITAN HEALTH NETWORKS, INC. AND SUBSIDIARIES

NOTE 13.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

 LITIGATION

     The Company is a party to various claims arising in the ordinary course of business. Management believes that the outcome of these matters will not have a materially adverse effect on the financial position or the results of operations of the Company.

 PAYROLL TAXES PAYABLE

     In 2000, the Company negotiated an installment plan with the Internal Revenue Service (IRS) related to unpaid payroll tax liabilities including interest and penalties totaling approximately $2,125,000 at December 31, 2001, whereby the Company will make monthly installments ranging from $50,000 to $100,000 a month until the amount is retired. This amount plus approximately $506,000 related to fourth quarter payroll taxes are included as payroll taxes payable at December 31, 2001.

NOTE 14.  CONCENTRATIONS

 REVENUE CONCENTRATION AND ECONOMIC DEPENDENCY

     For each of the years ended December 31, 2001 and 2000, the HMO accounted for approximately 96% of revenue and at December 31, 2001 the HMO represented approximately 78% of the total accounts receivable balance. The loss of the contracts with the HMO could significantly impact the operating results of the Company.

NOTE 15.  SEGMENTS

     The Company has considered its operations and has determined that it operates in three operating segments for purposes of presenting financial information and evaluating performance, PSN (managed care and direct medical services), pharmacy and clinical laboratory. The PSN segment also includes all costs incurred in the development of the Company's HMO.

YEAR ENDED
DECEMBER 31, 2001                              PSN         PHARMACY    LABORATORY      TOTAL
-----------------                          ------------   ----------   ----------   ------------
Revenues from external customers.........  $128,187,000   $2,781,000   $  563,000   $131,531,000
Interest revenue.........................        11,000           --           --         11,000
Interest expense and penalties...........       647,000           --           --        647,000
Depreciation and amortization............       918,000       15,000       10,000        943,000
Segment gain (loss)......................     3,609,000   (1,604,000)    (996,000)     1,009,000
Allocated corporate overhead included in
  gain (loss)............................     3,911,000      860,000      437,000      5,208,000
Segment assets...........................    15,139,000    2,435,000    1,544,000     19,118,000
Expenditures for segment assets..........       359,000      271,000       78,000        708,000

NOTE 16.  SUBSEQUENT EVENTS

     Subsequent to year-end, the Company issued 500,000 shares of common stock in connection with private placements, resulting in proceeds of $500,000 that were used for working capital Additionally, the Company borrowed $1,700,000 on short-term notes payable and $625,000 on long-term notes payable, with interest rates ranging from 5% to 24% and beneficial conversion features. Certain notes also provide for issuance of 65,000 warrants in the aggregate and are collateralized by all the Company's assets. The proceeds from these transactions were used for working capital.

              METROPOLITAN HEALTH NETWORKS, INC. AND SUBSIDIARIES

NOTE 16.  SUBSEQUENT EVENTS (CONTINUED)

     In March 2002, two investors, on behalf of the Company, provided funding for certificates of deposit aggregating $1,000,000 that are used as collateral for a letter of credit in favor of the HMO. The letter of credit was required by the Company's contract with the HMO and enabled the Company to favorably renegotiate certain terms of the contract. The Company has agreed to purchase the underlying certificates of deposit from the investors over ten months at amounts that would result in an effective interest rate of 24% per annum.

NOTE 17.  SIGNIFICANT FOURTH QUARTER ADJUSTMENTS

     During the fourth quarter the Company made one adjustment deemed to be material to the results of the quarter. The Company charged-off $775,000 of accounts receivables relating to a medical practice that was closed during the year.

------------------------------------------------------
------------------------------------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION SET FORTH HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     1
Risk Factors..........................     3
Forward-Looking Statements............     6
Capitalization........................     7
Price Range of Common Stock and
  Dividend Policy.....................     8
Use of Proceeds.......................     8
Management's Discussion and Analysis
  of Financial Conditions and Results
  of Operations.......................     9
Business..............................    12
Management............................    18
Certain Transactions..................    24
Principal Shareholders................    25
Description of Securities.............    26
Selling Security Holders..............    27
Shares Eligible for Future Sale.......    33
Legal Matters.........................    33
Experts...............................    33
Additional Information................    33
Financial Statements..................   F-1

                                8,547,498 SHARES

                              METROPOLITAN HEALTH
                                 NETWORKS, INC.

                              --------------------

                                   PROSPECTUS

                              --------------------

                                  MAY 7, 2002

------------------------------------------------------
------------------------------------------------------

                                    PART TWO

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Florida Business Corporation Act (the "Corporation Act") permits the indemnification of directors, employees, officers and agents of Florida corporations. Our Articles of Incorporation (the "Articles") and Bylaws provide that we shall indemnify its directors and officers to the fullest extent permitted by the Corporation Act.

     The provisions of the Corporation Act that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of criminal laws, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (b) deriving an improper personal benefit from a transaction, (c) voting for or assenting to an unlawful distribution and (d) willful misconduct or conscious disregard for our best interests in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the Federal securities laws.

     The effect of the foregoing is to require us to indemnify our officers and directors for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers or persons in control pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the act and is therefore unenforceable.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses payable by us in connection with the distribution of the securities being registered are as follows:

SEC Registration and Filing Fee.............................  $  7000
Legal Fees and Expenses*....................................   25,000
Accounting Fees and Expenses*...............................    2,500
Financial Printing*.........................................    2,500
Transfer Agent Fees*........................................    1,000
Blue Sky Fees and Expenses*.................................       --
Miscellaneous*..............................................    1,000
                                                              -------
          Total.............................................  $39,000
                                                              =======

---------------

* Estimated

     None of the foregoing expenses are being paid by the selling security holders.

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

 RECENT SALES OF UNREGISTERED SECURITIES

     On June 8, 1999 we issued warrants to purchase 58,225 shares of our common stock exercisable at $.687 per share to an a financial advisor as compensation for services provided in connection with debt financing we received in 1998. The warrants are exercisable until June 8, 2004. The issuance of these warrants was exempt from registration under Section 4(2) of the Securities Act. The principals of the advisor received information and had the opportunity to ask questions regarding our company. The warrants contained the appropriate restrictive legends and the entity purchased for investment purposes.

     In December 1999 we issued convertible debentures in the aggregate amount of $98,000 to 6 accredited investors. We received $98,000 in proceeds from the sale of these convertible debentures. There were no underwriting discounts nor commissions relating to the sales. The investors received an aggregate of 98,000 shares of our common stock in connection with the issuance of the convertible debentures. These convertible debentures were subsequently converted into shares of our common stock at $.50 per share or a total of 196,000 shares of common stock. These convertible debentures and shares of common stock were issued under the exemption from registration provided by Section 4(2) of the Securities Act. Each investor received current information about our company and had the opportunity to ask questions about our company. These investors purchased the shares for investment purposes and the shares they received were marked with the appropriate restrictive legend.

     In January 2000 we issued convertible debentures in the aggregate amount of $692,951 to 39 accredited investors. Of these investors, two were affiliates of our company. We received $692,951 in proceeds from the sale of these convertible debentures. There were no underwriting discounts nor commissions relating to the sales. The investors received an aggregate of 692,951 shares of our common stock in connection with the issuance of the convertible debentures. To date, 24 of these investors have converted their convertible debentures into shares of our common stock at $1.00 per share for an aggregate of 344,232 shares of our common stock. The remaining convertible debentures were due December 15, 2000. The convertible debentures and shares of common stock were issued under the exemption from registration provided by Section 4(2) of the Securities Act. Each investor received current information about our company and had the opportunity to ask questions about our company. These investors purchased the shares and debentures for investment purposes and the shares and debentures they received were marked with the appropriate restrictive legend.

     In March 2000 we entered into equity purchase agreements with 30 accredited investors, four of which were affiliates of our company. These investors received an aggregate of 601,000 shares of our common stock at a purchase price of $1.25 per share. We received approximately $751,250 in proceeds from the sale of these shares. There were no underwriting discounts nor commissions relating to the sales. The shares of common stock were issued under the exemption from registration provided by Section 4(2) of the Securities Act. Each investor received current information about our company and had the opportunity to ask questions about our company. These investors purchased the shares for investment purposes and the shares they received were marked with the appropriate restrictive legend.

     On September 8, 2000 we sold 250,000 shares of common stock to an individual non U.S. accredited investor at a purchase price of $375,000 or $1.50 per share. In addition, this investor received warrants to purchase an aggregate of 200,000 shares of our common stock, 50,000 are exercisable at $3.00 per share; 50,000 are exercisable at $4.00 per share; 50,000 are exercisable at $5.00 per share; and 50,000 are exercisable at $6.00 per share. There were no underwriting discounts nor commissions relating to the sales. We received proceeds of $375,000 from the sale of these securities. The shares and warrants were issued under the exemption from registration provided by Regulation S under the Securities Act. The investor received current information regarding our company and had the opportunity to ask questions about our company.

     In September 2000 we converted outstanding promissory notes in the aggregate amount of $1,646,501 held by an accredited investor into 1,832,768 shares of our common stock. These promissory notes were originally issued in lieu of loans made to our company. The shares issued as payment on these promissory notes were valued at approximately $.90 per share. These shares were issued under the exemption from registration provided by Section 4(2) of the Securities Act. These individuals had access to current information and the ability to ask questions. The shares were marked with the appropriate restrictive legend.

     On October 24, 2000 we issued 58,333 shares of our common stock to a company that provided billing services to our company. The shares were issued as consideration for services provided under a settlement agreement we entered into with the company. The issuance of these shares was exempt from registration under Section 4(2) of the Securities Act. The shares received by the company contained the appropriate restrictive legends.

     In November 2000 we issued a $450,000, 12% convertible debenture to an individual accredited investor and shareholder of our company. This investor also received warrants to purchase 75,000 shares of our common stock exercisable at $1.00 per share and warrants to purchase 150,000 shares of our common stock exercisable at $1.50 per share. We received proceeds of $450,000 from the issuance of this convertible debenture. There were no underwriting discounts nor commissions. The convertible debenture was subsequently converted into 519,776 shares of our common stock. The convertible debentures and shares of common stock were issued under the exemption from registration provided by Section 4(2) of the Securities Act. The investor received current information about our company and had the opportunity to ask questions about our company. He purchased the shares and debentures for investment purposes and the shares and debentures he received were marked with the appropriate restrictive legend.

     In November 2000 we sold warrants to purchase 100,000 shares of our common stock to an individual accredited investor. These warrants were subsequently exercised in March 2001. The issuance of these warrants and underlying common stock was exempt from registration under Section 4(2) of the Securities Act. The investor had the opportunity to ask questions regarding our company and had access to relevant information regarding our company. The warrants and underlying shares of common stock we issued were marked with the appropriate restrictive legends.

     In December 2000 we issued 14,000 shares of our common stock to a medical doctor under a contract settlement agreement. The settlement agreement arose from additional consideration for the purchase of his medical practice. This individual had access to current information regarding our company and had the opportunity to ask questions regarding our company. The issuance of these shares was exempt from registration under Section 4(2) of the Securities Act. The individual received shares containing the appropriate restrictive legends.

     In December 2000 we issued a $50,000, 12% convertible debenture to an individual non U.S. accredited investor and shareholder of our company. This investor also received warrants to purchase 25,000 shares of our common stock exercisable at $1.50 per share. We received proceeds of $50,000 from the issuance of this convertible debenture. There were no underwriting discounts nor commissions. The convertible debenture was subsequently converted into 52,219 shares of our common stock. The shares, debentures and warrants were issued under the exemption from registration provided by Regulation S under the Securities Act. The investor received current information regarding our company and had the opportunity to ask questions about our company.

     In January 2001 we entered into equity purchase agreements with 8 accredited investors. These investors received an aggregate of 720,000 shares of our common stock at a purchase price of $1.00 per share. We received $720,000 in proceeds from the sale of these shares. There were no underwriting discounts nor commissions relating to the purchase agreements. The shares of common stock were issued under the exemption from registration provided by Section 4(2) of the Securities Act. Each investor received current information about our company and had the opportunity to ask questions about our company. These investors purchased the shares for investment purposes and the shares they received were marked with the appropriate restrictive legend.

     Under an agreement dated February 1, 2001 we issued 25,000 shares to an advisor in consideration for acting as a non-exclusive corporate financial advisor for a period of 24 months. The advisor may also earn an additional 25,000 shares under certain performance criteria objectives. The issuance of these shares was exempt from registration under Section 4(2) of the Securities Act. The financial advisor had the opportunity to ask questions regarding our company and had access to relevant information regarding our company. The shares received by the advisor contained the appropriate restrictive legends.

     Under an agreement dated March 1, 2001 we issued warrants to purchase 200,000 shares of our common stock to a consultant in consideration for providing our company with financial advisory services for a period of 12 months. The warrants are exercisable at $2.25 per share of common stock. The issuance of these warrants was exempt from registration under Section 4(2) of the Securities Act. The consultant had the opportunity to ask questions regarding our company and had access to relevant information regarding our company. The warrants received by the consulting company contained the appropriate restrictive legends.

     Under an investment banking agreement dated March 1, 2001 we issued 43,750 shares of our common stock to a consultant in consideration for providing our company with business consulting services. The issuance of these shares was exempt from registration under Section 4(2) of the Securities Act. The consultant had the opportunity to ask questions regarding our company and had access to relevant information regarding our company. The shares received by the consultant contained the appropriate restrictive legends.

     On March 10, 2001, we issued 50,000 shares of our common stock to an officer and director of our company. These shares were issued under a compensation agreement. The options were issued under Section 4(2) of the Securities Act and are marked with the appropriate restrictive legends.

     Under a settlement agreement and mutual general release dated March 19, 2001 we issued 100,000 shares of our common stock to an individual physician. The shares were issued as compensation for the physician entering into the settlement agreement and mutual release with our company. The issuance of these shares was exempt from registration under Section 4(2) of the Securities Act. The physician had the opportunity to ask questions regarding our company and had access to relevant information regarding our company. The shares received by the physician contained the appropriate restrictive legends.

     Under a financial advisory and consulting agreement dated March 27, 2001 we issued warrants to purchase 200,000 shares of our common stock in consideration for providing consulting advice relating to financial and other similar matters. The warrants are exercisable until March 27, 2004 at prices ranging from $1.10 per share to $1.50 per share. The issuance of these warrants was exempt from registration under Section 4(2) of the Securities Act. The consultant had the opportunity to ask questions regarding our company and had access to relevant information regarding our company. The warrants received by the consulting company contained the appropriate restrictive legends.

     On March 30, 2001, we issued warrants to purchase an aggregate of 940,000 shares of our common stock to Copira Investments Inc. and GKN Securities as consideration for an equity line of credit. The warrants are exercisable at $1.88 per share. Copira and GKN are accredited investors. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     On March 30, 2001 we sold 27,500 shares of our common stock and warrants to purchase an aggregate 16,667 shares of our common stock to an accredited investor. The warrants are exercisable at prices ranging from $2.50 to $4.00. We also issued the investor a $67,000, 8% convertible debenture. The convertible debenture is convertible at $2.50 per share and is due March 30, 2004. We received approximately $100,000 in gross proceeds from the sale of our shares, warrants and convertible debenture. We paid a 7% cash commission to a placement agent. The placement agent also received warrants to purchase 4,258 shares of our common stock exercisable at $1.20 per share. The shares of common stock, warrants and debenture were issued under the exemption from registration provided by Section 4(2) of the Securities Act. The investor received current information about our company and had the opportunity to ask questions about our company. The investor purchased the securities for investment purposes and the securities he received were marked with the appropriate restrictive legend.

     In April 2001 we issued options to purchase 100,000 share of our common stock to our legal counsel as consideration for services provided. The options are exercisable at $1.00 per share. The issuance of these options was exempt from registration under Section 4(2) of the Securities Act. The firm had the opportunity to ask questions regarding our company and had access to relevant information regarding our company. The options received by the firm contained the appropriate restrictive legends.

     In April, 2001 we sold an aggregate of 1,677,778 shares of our common stock to 3 accredited investors. The shares were sold for $1.80 per share. We received $3,020,000 in gross proceeds from the sale of these shares. We paid a placement agent a commission of 50,333 shares of our common stock in connection with this offering. This commission equaled approximately 3% of the total offering. The shares of common stock were issued under the exemption from registration provided by Section 4(2) of the Securities Act. The investors received current information about our company and had the opportunity to ask questions about our company. The investors purchased the shares for investment purposes and the shares they received were marked with the appropriate restrictive legend.

     In April, 2001 we also sold an aggregate of 175,000 shares of our common stock to 2 accredited investors. The shares were sold for $1.60 per share. We received $280,000 in proceeds from the sale of these shares. There were no underwriting discounts nor commissions relating to the sales. The shares of common stock were issued under the exemption from registration provided by
Section 4(2) of the Securities Act. The investors received current information about our company and had the opportunity to ask questions about our company. The investors purchased the shares for investment purposes and the shares they received were marked with the appropriate restrictive legend.

     On April 2, 2001 we sold 105,000 shares of our common stock to an individual accredited investor. The shares were sold at a purchase price of $125,000 or approximately $1.19 per share. We received $125,000 in proceeds from the sale of these shares. There were no underwriting discounts nor commissions relating to the sale. The shares of common stock were issued under the exemption from registration provided by Section 4(2) of the Securities Act. The investor received current information about our company and had the opportunity to ask questions about our company. The investor purchased the shares for investment purposes and the shares he received were marked with the appropriate restrictive legend.

     In May 2001 we sold 350,000 shares of our common stock to an accredited investor for a total purchase price of $647,500 per share or $1.85 per share. The issuance of these shares was exempt from registration under Section 4(2) of the Securities Act. The investor had access to information concerning our company had the ability to ask questions regarding our company. The investor represented that he was purchasing the shares for investment purposes. The shares were marked with the appropriate restrictive legends.

     On May 4, 2001 we issued warrants to purchase 15,000 shares of our common stock to a financial consultant as consideration for providing financial and other advisory consulting services. The warrants are exercisable at $1.85 per share. The warrants expire on May 4, 2006. The issuance of these warrants was exempt from registration under Section 4(2) of the Securities Act. The consultant had the opportunity to ask questions regarding our company and had access to relevant information regarding our company. The warrants received by the consulting company contained the appropriate restrictive legends.

     From October 26, 2001, through January 22, 2002, we raised $1,129,548 through the issuance of a series of notes to a non-affiliated third party. The notes were convertible into shares of our common stock at conversion rates ranging from $.82 per share to $1.35 per share. All of the notes have been converted into a total of 1,157,778 shares of common stock. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     On December 12, 2001, we reached an agreement with a non-affiliated third party where we agreed to pay the non-affiliated third party a fee payable in our common stock in the amount of 7% of any capital received by us as a result of an introduction by the non- affiliated third party. We have issued the non-affiliated third party a total of 15,500 shares of our common stock under the agreement. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     On December 29, 2001 and February 18, 2002, we received a total of $800,000 for the issuance of a total of 800,000 shares of our common stock to a non-affiliated third party pursuant to the terms of Common Stock Purchase Agreements. The Common Stock Purchase Agreements provide for (i) piggy-back registration rights in the event the Company files a registration statement relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities (other than on Form S-4 or Form S-8), and (ii) mandatory registration within 180 days of the date of purchase. In the event the mandatory registration provision is not complied with, the Common Stock Purchase Agreements provide that the investor shall receive an
additional      shares of our common stock for each month until the shares are registered pursuant to the terms of the Agreement. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     In January 2002, we reached an agreement with a non-affiliated third party where we agreed to pay the non-affiliated third party a fee payable in our common stock in the amount of 10% of any capital received by us as a result of an introduction by the non- affiliated third party. On February 11, 2002, we issued the non-affiliated third party 30,000 shares of our common stock. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     In January 2002, we issued an aggregate of 66,165 shares of our common stock to our directors under our director compensation agreements as compensation for their services rendered during 2001. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     On January 2, 2002, we issued 45,894 shares of our common stock to a non-affiliated individual pursuant to a Settlement Agreement and Mutual General Release dated March 19, 2001. The Settlement Agreement provided for the issuance of 100,000 shares of our common stock having a value of no less than $300,000. The Settlement Agreement further provided that in the event the value of the issued shares of common stock was below $300,000 on the date of the filing of a registration statement covering those shares, we would then become obligated to issue to the non-affiliated individual additional shares of our common stock to bring the total value of all shares issued to no less than $300,000. The issuance of 45,894 shares of our common stock on January 2, 2002, satisfied the foregoing condition of the Settlement Agreement. The Settlement Agreement provided piggy-back registration rights with respect to the additional shares issued on January 2, 2002. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     On January 9, 2002, we issued 150 shares of our common stock to an individual at $1.00 per share. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     On February 7, 2002, we issued 113,073 shares of our common stock to an individual in consideration for services rendered pursuant to a Services Agreement dated December 31, 2001. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     On February 11, 2002, we issued 1,241,778 shares of our common stock to an entity upon the conversion of principal and interest under a convertible promissory note. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     On February 12, 2002, we issued 10,500 shares of our common stock to an entity as a commission with respect to a private placement of equity securities. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     On February 12, 2002, we issued 67 shares of our common stock to an individual upon his exercise of common stock purchase options. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     On February 12, 2002, we sold 300,000 shares of our common stock to a non-affiliated third party at $1.00 per share. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     On February 21, 2002, we issued 35,000 shares of our common stock to a non-affiliated third party in connection with a financing through which we raised $500,000 through the issuance of a secured promissory note. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     On February 22, 2002, we issued 50,000 shares of our common stock to an individual at $1.00 per share. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     On March 1, 2002, we issued 38,475 shares of our common stock to an entity pursuant to a draw down on an equity line agreement. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.


     We issued 170,720 shares of our common stock to a non-affiliated third party in consideration for services rendered. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.



     We issued 336,000 shares of our common stock to a non-affiliated third party in consideration of services rendered. The shares were issued under the exemption provided by Section 4(2) of the Securities Act.

     EACH OF THE SECURITY HOLDERS (A) HAD ACCESS TO BUSINESS AND FINANCIAL INFORMATION CONCERNING THE COMPANY, (B) REPRESENTED THAT IT WAS ACQUIRING THE SECURITIES FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TOWARDS DISTRIBUTION OR RESALE EXCEPT IN COMPLIANCE WITH APPLICABLE SECURITIES LAWS AND (C) HAD SUCH KNOWLEDGE AND EXPERIENCE IN BUSINESS AND FINANCIAL MATTERS THAT HE, SHE OR ITS WAS ABLE TO EVALUATE THE RISKS AND MERITS OF AN INVESTMENT IN THE COMPANY. THEREFORE, EACH INVESTOR WAS ALSO SOPHISTICATED WITHIN THE MEANING OF FEDERAL SECURITIES LAWS. IN ADDITION, THE CERTIFICATES EVIDENCING THE SECURITIES THAT WERE ISSUED CONTAINED A LEGEND RESTRICTING THEIR TRANSFERABILITY ABSENT REGISTRATION UNDER THE SECURITIES ACT OR THE AVAILABILITY OF AN APPLICABLE EXEMPTION THEREFROM.

ITEM 27.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT NO.                           DESCRIPTION OF DOCUMENT
-----------                           -----------------------
   3.1         --   Articles of Incorporation.(1)
   3.2         --   Articles of Amendment to the Articles of Incorporation.(1)
   3.3         --   By-laws.(1)
   3.4         --   Articles of Amendment to the Articles of Incorporation
                    designating the Series A Preferred Stock.(2)
   3.5         --   Articles of Amendment to the Articles of Incorporation
                    designating the Series B Preferred Stock.(2)
   3.6         --   Articles of Amendment to the Articles of Incorporation.(2)
   4.1         --   Specimen Common Stock Certificate.(1)
   5.1         --   Opinion of Atlas Pearlman, P.A.(2)
  10.1         --   Stock Option Plan.(2)
  10.2         --   Metropolitan Purchase Option of Alpha Clinical Laboratory,
                    Inc.(2)
  10.5         --   Common Stock Purchase Agreement between the Company and
                    Copira Investments Inc. dated March 30, 2001.(2)
  10.6         --   Registration Rights Agreement between the Company and Copira
                    Investments Inc. dated March 30, 2001.(2)
  10.7         --   Form of Copira Investments Inc. and GKN Securities Corp.
                    Stock Purchase Warrant dated March 30, 2001.(2)
  10.8         --   Common Stock Purchase Agreement by and between the Company and Pequot Scout Fund L.P. and Pequot Navigator Offshore,
                    Inc. dated March 1, 2001.(2)
  10.9         --   Financial Advisory and Consulting Agreement with National
                    Securities Corporation dated March 1, 2001.(2)
  10.10        --   Financial Advisory and Consulting Agreement with Taylor
                    Stuart Financial dated March 1, 2001.(2)
  10.11        --   Consulting Agreement with Atlantic International Capital,
                    Inc. dated February 2001.(2)
  10.12        --   Consulting Agreement with The Shemano Group, Inc. dated
                    March 1, 2001.(2)
  10.13        --   Investment Banking Agreement with Hornblower & Weeks
                    Financial Corporation dated March 1, 2001.(2)
  10.14        --   Financial Consulting Agreement with Talisman Group dated
                    March 4, 2001.(2)
  10.15        --   Haskin & Associate, Inc. Warrant to Purchase Common Stock in
                    Connection with Debt Financing dated June 8, 1999.(2)
  10.16        --   Settlement Agreement and Mutual General Release with
                    Perilakalathil Sreekumar dated March 19, 2001.(2)
  10.17        --   Settlement Agreement dated December 2000 between the Company and Dr. Warren R. Federgreen including the issuance of
                    14,000 Shares of Common Stock.(2)
  10.18        --   Settlement Agreement with Compubill Systems Corporation
                    dated June 23, 2000 including the issuance of 58,333 Shares of Common Stock.(2)
  10.19        --   Form of Subscription Agreement.(2)
  10.20        --   Form of Warrant Agreement.(2)
  10.21        --   Form of Promissory Note.(2)
  10.22        --   Physician Practice Management Participation Agreement
                    between Metcare of Florida, Inc. and Humana, Inc.(2)
                    (Certain portions of this exhibit have been redacted
                    pursuant to a Confidentiality Request submitted to the
                    Securities and Exchange Commission.)
  10.23        --   Network Services Agreement with CyberCare Technologies, Inc.
                    and Metropolitan Health Networks dated July 13, 2000.(2)

EXHIBIT NO.                           DESCRIPTION OF DOCUMENT
-----------                           -----------------------
  10.24        --   Employment Agreement between Metropolitan Health Networks
                    and Fred Sternberg, dated January 1, 2000.(2)
  10.25        --   Employment Agreement between Metropolitan Health Networks
                    and Debra Finnel, dated January 1, 2000.(2)
  21           --   Subsidiaries of the Company.(2)
  23.1         --   Consent of Kaufman, Rossin and Company.(3)
  23.2         --   Consent of Atlas Pearlman, P.A. (contained in Exhibit
                    5.1)(2)

---------------

(1) Incorporated by reference to the exhibit of the same number filed with the Company's Registration Statement on Form SB-2 (No. 333-5884-A)

(2) Previously filed

(3) Filed herewith

ITEM 28.  UNDERTAKINGS

     The undersigned Registrant undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or preceding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on this Post Effective Amendment No. 1 to Form SB-2 and authorized this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in West Palm Beach, Florida on May 7, 2002.


                                          METROPOLITAN HEALTH NETWORKS, INC.

                                          By:      /s/ FRED STERNBERG
                                            ------------------------------------
                                                       Fred Sternberg
                                            Chairman and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Post Effective Amendment No. 1 to Form SB-2 registration statement has been signed by the following persons in the capacities and on the dates indicated.


                   SIGNATURE                                     TITLE                       DATE
                   ---------                                     -----                       ----




               /s/ FRED STERNBERG                    Chairman and Chief Executive        May 7, 2002
------------------------------------------------                Officer
                 Fred Sternberg




              /s/ DEBRA A. FINNEL                      Vice President and Chief          May 7, 2002
------------------------------------------------           Operating Officer
                Debra A. Finnel




              /s/ DAVID S. GARTNER                   Secretary and Chief Financial       May 7, 2002
------------------------------------------------                Officer
                David S. Gartner




                /s/ MICHAEL CAHR                               Director                  May 7, 2002
------------------------------------------------
                  Michael Cahr




               /s/ MARVIN HEIMAN                               Director                  May 7, 2002
------------------------------------------------
                 Marvin Heiman




               /s/ WILLIAM BULGER                              Director                  May 7, 2002
------------------------------------------------
                 William Bulger




              /s/ ROBERT BUCHANAN                              Director                  May 7, 2002
------------------------------------------------
                Robert Buchanan

              /s/ MARTIN HARRISON                              Director                  May 7, 2002
------------------------------------------------
                Martin Harrison